FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Banco Santander, S.A.

TABLE OF CONTENTS

Item
1

Banco Santander, S.A. and Companies composing Santander Group – Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2018.

This Form 6-K is incorporated by reference into Banco Santander, S.A.’s Registration Statements on Form F-3 (File No. 333-207389) (File No. 333-217116)  filed with the Securities and Exchange Commission.

Banco Santander, S.A. and Companies composing Santander Group Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2018

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS AS AT MARCH 31,  2018 AND DECEMBER 31, 2017

(Millions of euros)

ASSETS (*)	Note	03-31-2018	12-31-2017 (**)

CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEPOSITS ON DEMAND		100,673	110,995

FINANCIAL ASSETS HELD FOR TRADING	5	124,591	125,458

NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	5	5,082

FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	5	53,132	34,782

FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	5	123,285

FINANCIAL ASSETS AVAILABLE-FOR-SALE	5		133,271

FINANCIAL ASSETS AT AMORTISED COST	5	915,454

LOANS AND RECEIVABLES	5		903,013

INVESTMENTS HELD-TO-MATURITY	5		13,491

HEDGING DERIVATES		7,718	8,537

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RISK		1,136	1,287

INVESTMENTS		9,155	6,184
Investments in affiliates		1,997	1,987
Associated entities		7,158	4,197

ASSETS UNDER INSURANCE OR REINSURANCE CONTRACTS		347	341

TANGIBLE ASSETS	7	21,912	22,974
Property, plant and equipment		20,201	20,650
For own-use		8,073	8,279
Leased out under an operating lease		12,128	12,371
Investment property		1,711	2,324
Of which Leased out under an operating lease		1,313	1,332

INTANGIBLE ASSETS	8	28,523	28,683
Goodwill		25,612	25,769
Other intangible assets		2,911	2,914

TAX ASSETS		29,667	30,243
Current tax assets		5,950	7,033
Deferred tax assets		23,717	23,210

OTHER ASSETS		11,887	9,766
Insurance contracts linked to pensions		233	239
Inventories		156	1,964
Other		11,498	7,563

NON-CURRENT ASSETS HELD FOR SALE	6	5,908	15,280

TOTAL ASSETS		1,438,470	1,444,305

(*)See reconciliation of IAS 39 December 31, 2017 to IFRS 9 January 1, 2018 (Note 1.b).

(**)Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at March 31, 2018.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS AS AT MARCH 31, 2018 AND DECEMBER 31, 2017

(Millions of euros)

LIABILITIES (*)	Note	03-31-2018	12-31-2017 (**)

FINANCIAL LIABILITIES HELD FOR TRADING	9	95,172	107,624

FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	9	59,706	59,616

FINANCIAL LIABILITIES AT AMORTISED COST	9	1,134,513	1,126,069

HEDGING DERIVATES		8,073	8,044

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		327	330

LIABILITIES UNDER INSURANCE OR REINSURANCE CONTRACTS		850	1,117

PROVISIONS		14,284	14,489
Pensions and other post-retirement obligations	10	6,177	6,345
Other long term employee benefits	10	1,498	1,686
Taxes and other legal contingencies	10	3,210	3,181
Contingent liabilities and commitments		848	617
Other provisions	10	2,551	2,660

TAX LIABILITIES		7,901	7,592
Current tax liabilities		2,750	2,755
Deferred tax liabilities		5,151	4,837

OTHER LIABILITIES		12,178	12,591

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		-	-

TOTAL LIABILITIES		1,333,004	1,337,472

SHAREHOLDERS´ EQUITY		117,451	116,265

CAPITAL	11	8,068	8,068
Called up paid capital		8,068	8,068
Unpaid capital which has been called up		-	-
SHARE PREMIUM		51,053	51,053
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		533	525
Equity component of the compound financial instrument		-	-
Other equity instruments issued		533	525
OTHER EQUITY		203	216
ACCUMULATED RETAINED EARNINGS		56,971	53,437
REVALUATION RESERVES		-	-
OTHER RESERVES		(1,395)	(1,602)
(-) OWN SHARES		(36)	(22)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT	3	2,054	6,619
(-) INTERIM DIVIDENDS		-	(2,029)

OTHER COMPREHENSIVE INCOME		(22,483)	(21,776)

ITEMS NOT RECLASSIFIED TO PROFIT OR LOSS	11	(3,235)	(4,034)

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS	11	(19,248)	(17,742)

NON-CONTROLLING INTEREST		10,498	12,344
Other comprehensive income		(1,226)	(1,436)
Other elements		11,724	13,780

EQUITY (*)		105,466	106,833
TOTAL EQUITY AND LIABILITIES		1,438,470	1,444,305
MEMORANDUM ITEMS	14
Loans commitment granted		217,319	207,671
Financial guarantees granted		16,221	14,499
Other commitments granted		63,670	64,917

(*)See reconciliation of IAS 39 December 31, 2017 to IFRS 9 January 1, 2018 (Note 1.b).

(**)Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at March 31, 2018.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS AS AT MARCH 31, 2018 AND DECEMBER 31, 2017

(Millions of reais)

ASSETS (*)	Note	03-31-2018	12-31-2017 (**)

CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEPOSITS ON DEMAND		412,134	440,972

FINANCIAL ASSETS HELD FOR TRADING	5	510,057	498,432

NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	5	20,807

FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	5	217,514	138,180

FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	5	504,706

FINANCIAL ASSETS AVAILABLE-FOR-SALE	5		529,474

FINANCIAL ASSETS AT AMORTISED COST	5	3,747,685

LOANS AND RECEIVABLES	5		3,587,580

INVESTMENTS HELD-TO-MATURITY	5		53,599

HEDGING DERIVATES		31,595	33,915

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RISK		4,652	5,112

INVESTMENTS		37,481	24,567
Investments in affiliates		8,177	7,894
Associated entities		29,304	16,673

ASSETS UNDER INSURANCE OR REINSURANCE CONTRACTS		1,422	1,356

TANGIBLE ASSETS	7	89,701	91,277
Property, plant and equipment		82,695	82,042
For own-use		33,047	32,893
Leased out under an operating lease		49,648	49,149
Investment property		7,006	9,235
Of which Leased out under an operating lease		5,374	5,292

INTANGIBLE ASSETS	8	116,768	113,955
Goodwill		104,849	102,376
Other intangible assets		11,919	11,579

TAX ASSETS		121,452	120,154
Current tax assets		24,358	27,944
Deferred tax assets		97,094	92,210

OTHER ASSETS		48,654	38,792
Insurance contracts linked to pensions		954	948
Inventories		640	7,804
Other		47,060	30,040

NON-CURRENT ASSETS HELD FOR SALE	6	24,184	60,707

TOTAL ASSETS		5,888,812	5,738,072

(*)See reconciliation of IAS 39 December 31, 2017 to IFRS 9 January 1, 2018 (Note 1.b).

(**)Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at March 31, 2018.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS AS AT MARCH 31, 2018 AND DECEMBER 31, 2017

(Millions of reais)

LIABILITIES (*)	Note	03-31-2018	12-31-2017 (**)

FINANCIAL LIABILITIES HELD FOR TRADING	9	389,614	427,578

FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	9	244,427	236,851

FINANCIAL LIABILITIES AT AMORTISED COST	9	4,644,476	4,473,759

HEDGING DERIVATES		33,049	31,956

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		1,338	1,311

LIABILITIES UNDER INSURANCE OR REINSURANCE CONTRACTS		3,481	4,439

PROVISIONS		58,477	57,566
Pensions and other post-retirement obligations	10	25,287	25,208
Other long term employee benefits	10	6,131	6,700
Taxes and other legal contingencies	10	13,140	12,640
Contingent liabilities and commitments		3,472	2,449
Other provisions	10	10,447	10,569

TAX LIABILITIES		32,345	30,161
Current tax liabilities		11,257	10,946
Deferred tax liabilities		21,088	19,215

OTHER LIABILITIES		49,852	50,022

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		-	-

TOTAL LIABILITIES		5,457,059	5,313,643

SHAREHOLDERS´ EQUITY		315,756	310,634

CAPITAL	11	21,195	21,195
Called up paid capital		21,195	21,195
Unpaid capital which has been called up		-	-
SHARE PREMIUM		129,805	129,805
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		2,120	2,085
Equity component of the compound financial instrument		-	-
Other equity instruments issued		2,120	2,085
OTHER EQUITY		602	641
ACCUMULATED RETAINED EARNINGS		158,032	145,308
REVALUATION RESERVES		-	-
OTHER RESERVES		(4,038)	(4,808)
(-) OWN SHARES		(149)	(87)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT	3	8,189	23,789
(-) INTERIM DIVIDENDS		-	(7,294)

OTHER COMPREHENSIVE INCOME		73,020	64,754

ITEMS NOT RECLASSIFIED TO PROFIT OR LOSS	11	(13,246)	(16,029)

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS	11	86,266	80,783

NON-CONTROLLING INTEREST		42,977	49,041
Other comprehensive income		13,803	11,610
Other elements		29,174	37,431

EQUITY (*)		431,753	424,429
TOTAL EQUITY AND LIABILITIES		5,888,812	5,738,072
MEMORANDUM ITEMS	14
Loans commitment granted		889,660	825,057
Financial guarantees granted		66,406	57,602
Other commitments granted		260,652	257,910

(*)See reconciliation of IAS 39 December 31, 2017 to IFRS 9 January 1, 2018 (Note 1.b).

(**)Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at March 31, 2018.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED INCOME STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31,  2018 AND 2017

(Millions of euros)

		Debit/Credit
(*)	Note	01-01-2018 to 03-31-2018	01-01-2017 to 03-31-2017 (**)

Interest income		13,340	14,523
Interest expense		(4,886)	(6,121)
Net interest income		8,454	8,402
Dividend income		35	41
Share of results of entities accounted for using the equity method		178	133
Commission income		3,738	3,587
Commission expense		(784)	(743)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net		127	156
Gain or losses on financial assets and liabilities held for trading, net		449	769
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss		5
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net		16	(12)
Gain or losses from hedge accounting, net		(29)	(37)
Exchange differences, net		(73)	(304)
Other operating income		411	427
Other operating expenses		(390)	(404)
Income from assets under insurance and reinsurance contracts		910	743
Expenses from liabilities under insurance and reinsurance contracts		(896)	(729)
Gross income		12,151	12,029
Administrative expenses		(5,151)	(4,914)
Staff costs		(3,000)	(2,912)
Other general administrative expenses		(2,151)	(2,002)
Depreciation and amortization cost		(613)	(629)
Provisions or reversal of provisions, net		(370)	(665)
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss, net		(2,297)	(2,416)
Financial assets at fair value through other comprehensive income		(10)
Financial assets at amortized cost	5	(2,287)
Financial assets measured at cost			(7)
Financial assets available-for-sale			-
Loans and receivables	5		(2,409)
Held-to-maturity investments			-
Impairment of investments in subsidiaries, joint ventures and associates, net		-	-
Impairment on non-financial assets, net		(9)	(51)
Tangible assets		(10)	(12)
Intangible assets		-	-
Others		1	(39)
Gain or losses on non financial assets and investments, net		20	11
Negative goodwill recognized in results		-	-
Gains or losses on non-current assets held for sale not classified as discontinued operations	6	(42)	(54)
Profit or loss before tax from continuing operations		3,689	3,311
Tax expense or income from continuing operations		(1,280)	(1,125)
Profit for the period from continuing operations		2,409	2,186
Profit or loss after tax from discontinued operations		-	-
Profit for the period		2,409	2,186
Profit attributable to non-controlling interests		355	319
Profit attributable to the parent		2,054	1,867
Earnings per share	3
Basic		0.12	0.12
Diluted		0.12	0.12

(*)See further detail regarding the impacts of the entry into force of IFRS 9 as at January 1, 2018 (Note 1.b).

(**)Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated income statement for the three-month period ended March 31, 2018.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED INCOME STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2018 AND 2017

(Millions of reais)

		Debit/Credit
(*)	Note	01-01-2018 to 03-31-2018	01-01-2017 to 03-31-2017 (**)

Interest income		53,195	48,593
Interest expense		(19,484)	(20,481)
Net interest income		33,711	28,112
Dividend income		139	137
Share of results of entities accounted for using the equity method		710	445
Commission income		14,907	12,001
Commission expense		(3,125)	(2,486)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net		506	521
Gain or losses on financial assets and liabilities held for trading, net		1,790	2,575
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss		22
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net		63	(39)
Gain or losses from hedge accounting, net		(115)	(122)
Exchange differences, net		(302)	(1,016)
Other operating income		1,639	1,429
Other operating expenses		(1,553)	(1,351)
Income from assets under insurance and reinsurance contracts		3,629	2,485
Expenses from liabilities under insurance and reinsurance contracts		(3,572)	(2,440)
Gross income		48,449	40,251
Administrative expenses		(20,540)	(16,444)
Staff costs		(11,962)	(9,744)
Other general administrative expenses		(8,578)	(6,700)
Depreciation and amortization cost		(2,443)	(2,104)
Provisions or reversal of provisions, net		(1,475)	(2,225)
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss, net		(9,157)	(8,085)
Financial assets at fair value through other comprehensive income		(38)
Financial assets at amortized cost	5	(9,119)
Financial assets measured at cost			(25)
Financial assets available-for-sale			-
Loans and receivables	5		(8,060)
Held-to-maturity investments			-
Impairment of investments in subsidiaries, joint ventures and associates, net		-	-
Impairment on non-financial assets, net		(35)	(172)
Tangible assets		(40)	(41)
Intangible assets		-	-
Others		5	(131)
Gain or losses on non financial assets and investments, net		78	36
Negative goodwill recognized in results		-	-
Gains or losses on non-current assets held for sale not classified as discontinued operations	6	(166)	(179)
Profit or loss before tax from continuing operations		14,711	11,078
Tax expense or income from continuing operations		(5,104)	(3,763)
Profit for the period from continuing operations		9,607	7,315
Profit or loss after tax from discontinued operations		-	-
Profit for the period		9,607	7,315
Profit attributable to non-controlling interests		1,418	1,067
Profit attributable to the parent		8,189	6,248
Earnings per share	3
Basic		0.48	0.41
Diluted		0.48	0.41

(*)See further detail regarding the impacts of the entry into force of IFRS 9 as at January 1, 2018 (Note 1.b).

(**)Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated income statement for the three-month period ended March 31, 2018.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2018 AND 2017

(Millions of euros)

(*)	Note	01-01-2018 to 03-31-2018	01-01-2017 to 03-31-2017 (**)

CONSOLIDATED PROFIT FOR THE PERIOD		2,409	2,186

OTHER RECOGNISED INCOME AND EXPENSE		(447)	175
Items that will not be reclassified to profit or loss		32	82
Actuarial gains and losses on defined benefit pension plans	11	235	65
Non-current assets held for sale		-	-
Other recognized income and expense of investments in subsidiaries, joint ventures and associates		-	-
Changes in the fair value of equity instruments measured at fair value through other comprehensive income		(98)
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net		-
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)		-
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)		-
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		(37)
Income tax relating to items that will not be reclassified		(68)	17
Items that may be reclassified to profit or loss		(479)	93
Hedges of net investments in foreign operations (effective portion)	11	(115)	(677)
Revaluation gains (losses)		(115)	(677)
Amounts transferred to income statement		-	-
Other reclassifications		-	-
Exchanges differences	11	(739)	783
Revaluation gains (losses)		(739)	783
Amounts transferred to income statement		-	-
Other reclassifications		-	-
Cash flow hedges (effective portion)		(150)	(325)
Revaluation gains (losses)		(622)	(180)
Amounts transferred to income statement		472	(145)
Transferred to initial carrying amount of hedged items		-	-
Other reclassifications		-	-
Financial assets available-for-sale			349
Revaluation gains (losses)			535
Amounts transferred to income statement			(186)
Other reclassifications			-
Hedging instruments (items not designated)		-
Revaluation gains (losses)		-
Amounts transferred to income statement		-
Other reclassifications		-
Debt instruments at fair value with changes in other comprehensive income		669
Revaluation gains (losses)		779
Amounts transferred to income statement		(110)
Other reclassifications		-
Non-current assets held for sale		-	-
Revaluation gains (losses)		-	-
Amounts transferred to income statement		-	-
Other reclassifications		-	-
Share of other recognized income and expense of investments		(4)	35
Income tax relating to items that may be reclassified to profit or loss		(140)	(72)
Total recognized income and expenses		1,962	2,361
Attributable to non-controlling interests		324	577
Attributable to the parent		1,638	1,784

(*)See further detail regarding the impacts of the entry into force of IFRS 9 as at January 1, 2018 (Note 1.b).

(**)Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of recognized income and expense for the three-month period ended March 31, 2018.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2018 AND 2017

(Millions of reais)

		01- 01- 2018 to	01- 01- 2017 to
(*)	Note	03- 31- 2018	03- 31- 2017 (**)

CONSOLIDATED PROFIT FOR THE PERIOD		9,607	7,315

OTHER RECOGNISED INCOME AND EXPENSE		10,659	(4,627)
Items that will not be reclassified to profit or loss		127	274
Actuarial gains and losses on defined benefit pension plans	11	937	217
Non- current assets held for sale		-	-
Other recognized income and expense of investments in subsidiaries, joint ventures and associates		-	-
Changes in the fair value of equity instruments measured at fair value through other comprehensive income		(391)
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net		-
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)		-
sChanges in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)		-
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		(148)
Income tax relating to items that will not be reclassified		(271)	57
Items that may be reclassified to profit or loss		10,532	(4,901)
Hedges of net investments in foreign operations (effective portion)	11	(459)	(2,265)
Revaluation gains (losses)		(459)	(2,265)
Amounts transferred to income statement		-	-
Other reclassifications		-	-
Exchanges differences	11	9,495	(2,593)
Revaluation gains (losses)		9,495	(2,593)
Amounts transferred to income statement		-	-
Other reclassifications		-	-
Cash flow hedges (effective portion)		(598)	(1,087)
Revaluation gains (losses)		(2,480)	(602)
Amounts transferred to income statement		1,882	(485)
Transferred to initial carrying amount of hedged items		-	-
Other reclassifications		-	-
Financial assets available- for- sale			1,168
Revaluation gains (losses)			1,790
Amounts transferred to income statement			(622)
Other reclassifications			-
Hedging instruments (items not designated)		-
Revaluation gains (losses)		-
Amounts transferred to income statement		-
Other reclassifications		-
Debt instruments at fair value with changes in other comprehensive income		2,668
Revaluation gains (losses)		3,107
Amounts transferred to income statement		(439)
Other reclassifications		-
Non- current assets held for sale		-	-
Revaluation gains (losses)		-	-
Amounts transferred to income statement		-	-
Other reclassifications		-	-
Share of other recognized income and expense of investments		(16)	117
Income tax relating to items that may be reclassified to profit or loss		(558)	(241)
Total recognized income and expenses		20,266	2,688
Attributable to non- controlling interests		2,652	1,352
Attributable to the parent		17,614	1,336

(*)See further detail regarding the impacts of the entry into force of IFRS 9 as at January 1, 2018 (Note 1.b).

(**)Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of recognized income and expense for the three-month period ended March 31, 2018.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2018 AND 2017

(Millions of euros)

			Other						Profit
			equity						Attributable			Non- Controlling interest
			instruments	Other	Accumulated				to	(- )	Other	Other
		Share	issued (not	equity	retained	Revaluation	Other	(- )	shareholders	Interim	comprehensive	Comprehensive	Others
(*)	Capital	premium	capital)	Instruments	earnings	reserves	reserves	Own shares	of the parent	dividends	income	income	items	Total
Balance as at 12- 31- 17 (**)	8,068	51,053	525	216	53,437	-	(1,602)	(22)	6,619	(2,029)	(21,776)	(1,436)	13,780	106,833
Adjustments due to errors	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjustments due to changes in accounting policies	-	-	-	-	-	-	112	-	-	-	(291)	241	(1,533)	(1,471)
Opening balance as at 01- 01- 18 (**)	8,068	51,053	525	216	53,437	-	(1,490)	(22)	6,619	(2,029)	(22,067)	(1,195)	12,247	105,362
Total recognized income and expense	-	-	-	-	-	-	-	-	2,054	-	(416)	(31)	355	1,962
Other changes in equity	-	-	8	(13)	3,534	-	95	(14)	(6,619)	2,029	-	-	(878)	(1,858)
Issuance of ordinary shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Maturity of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Capital reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	(968)	-	-	-	-	-	-	-	(111)	(1,079)
Purchase of equity instruments	-	-	-	-	-	-	-	(397)	-	-	-	-	-	(397)
Disposal of equity instruments	-	-	-	-	-	-	-	383	-	-	-	-	-	383
Transfer from equity to liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfer from liabilities to equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between equity items	-	-	-	-	4,502	-	88	-	(6,619)	2,029	-	-	-	-
Increases (decreases) due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	(835)	(835)
Share- based payment	-	-	-	(13)	-	-	-	-	-	-	-	-	13	-
Others increases or (- ) decreases of the equity	-	-	8	-	-	-	7	-	-	-	-	-	55	70
Balance as at 03- 31- 18	8,068	51,053	533	203	56,971	-	(1,395)	(36)	2,054	-	(22,483)	(1,226)	11,724	105,466

(*)See reconciliation of IAS 39 December 31, 2017 to IFRS 9 January 1, 2018 (Note 1.b).

(**)Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the three-month period ended March 31, 2018.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2018 AND 2017

(Millions of reais)

			Other						Profit
			equity						Attributable			Non- Controlling interest
			instruments	Other	Accumulated				to	(- )	Other	Other
		Share	issued (not	equity	retained	Revaluation	Other	(- )	shareholders	Interim	comprehensive	comprehensive	Others
(*)	Capital	premium	capital)	instruments	earnings	reserves	reserves	Own shares	of the parent	dividends	income	income	items	Total
Balance as at 12- 31- 17 (**)	21,195	129,805	2,085	641	145,308	-	(4,808)	(87)	23,789	(7,294)	64,754	11,610	37,431	424,429
Adjustments due to errors	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjustments due to changes in accounting policies	-	-	-	-	-	-	448	-	-	-	(1,159)	959	(6,091)	(5,843)
Opening balance as at 01- 01- 18 (**)	21,195	129,805	2,085	641	145,308	-	(4,360)	(87)	23,789	(7,294)	63,595	12,569	31,340	418,586
Total recognized income and expense	-	-	-	-	-	-	-	-	8,189	-	9,425	1,234	1,418	20,266
Other changes in equity	-	-	35	(39)	12,724	-	322	(62)	(23,789)	7,294	-	-	(3,584)	(7,099)
Issuance of ordinary shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Maturity of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Capital reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	(3,480)	-	-	-	-	-	-	-	(442)	(3,922)
Purchase of equity instruments	-	-	-	-	-	-	-	(1,582)	-	-	-	-	-	(1,582)
Disposal of equity instruments	-	-	-	-	-	-	-	1,520	-	-	-	-	-	1,520
Transfer from equity to liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfer from liabilities to equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between equity items	-	-	-	-	16,204	-	291	-	(23,789)	7,294	-	-	-	-
Increases (decreases) due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	(3,415)	(3,415)
Share- based payment	-	-	-	(39)	-	-	-	-	-	-	-	-	39	-
Others increases or (- ) decreases of the equity	-	-	35	-	-	-	31	-	-	-	-	-	234	300
Balance as at 03- 31- 18	21,195	129,805	2,120	602	158,032	-	(4,038)	(149)	8,189	-	73,020	13,803	29,174	431,753

(*)See reconciliation of IAS 39 December 31, 2017 to IFRS 9 January 1, 2018 (Note 1.b).

(**)Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the three-month period ended March 31, 2018.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2018 AND 2017

(Millions of euros)

			Other						Profit
			equity						Attributable			Non-Controlling interest
			instruments	Other	Accumulated				to	(-)	Other	Other
		Share	issued (not	equity	retained	Revaluation	Other	(-)	shareholders	Interim	comprehensive	comprehensive	Others
(*)	Capital	premium	capital)	instruments	earnings	reserves	reserves	Own shares	of the parent	Dividends	income	income	items	Total
Balance as at 12-31-16 (**)	7,291	44,912	-	240	49,953	-	(949)	(7)	6,204	(1,667)	(15,039)	(853)	12,614	102,699
Adjustments due to errors	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjustments due to changes in accounting policies	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Opening balance as at 01-01-17 (**)	7,291	44,912	-	240	49,953	-	(949)	(7)	6,204	(1,667)	(15,039)	(853)	12,614	102,699
Total recognized income and expense	-	-	-		-	-	-	-	1,867	-	(83)	258	319	2,361
Other changes in equity	-	-	-	(45)	6,066	-	44	1	(6,204)	-	-	-	(53)	(191)
Issuance of ordinary shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Maturity of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Capital reduction	-	-	-	-	-	-	-	-	-	-	-	-	(4)	(4)
Dividends	-	-	-	-	-	-	-	-	-	-	-	-	(85)	(85)
Purchase of equity instruments	-	-	-	-	-	-	-	(406)	-	-	-	-	-	(406)
Disposal of equity instruments	-	-	-	-	-	-	(9)	407	-	-	-	-	-	398
Transfer from equity to liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfer from liabilities to equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between equity items	-	-	-	-	6,066	-	138	-	(6,204)	-	-	-	-	-
Increases (decreases) due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share- based payment	-	-	-	(21)	-	-	-	-	-	-	-	-	21	-
Others increases or (-) decreases of the equity	-	-	-	(24)	-	-	(85)	-	-	-	-	-	15	(94)
Balance as at 03-31-17 (**)	7,291	44,912	-	195	56,019	-	(905)	(6)	1,867	(1,667)	(15,122)	(595)	12,880	104,869

(*)See reconciliation of IAS 39 December 31, 2017 to IFRS 9 January 1, 2018 (Note 1.b).

(**)Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the three-month period ended March 31, 2018.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2018 AND 2017

(Millions of reais)

											Non-Controlling interest
(*)	Capital	Share premium	Other equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Profit Attributable to shareholders of the parent	(-) Interim |dividends	Other comprehensive income	Other comprehensive income	Others items	Total
Balance as at 12-31-16 (**)	18,277	106,783	-	630	131,976	-	(2,446)	(23)	23,767	(6,384)	39,378	7,026	33,319	352,303
Adjustments due to errors	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjustments due to changes in accounting policies	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Opening balance as at 01-01-17 (**)	18,277	106,783	-	630	131,976	-	(2,446)	(23)	23,767	(6,384)	39,378	7,026	33,319	352,303
Total recognized income and expense	-	-	-	-	-	-	-	-	6,248	-	(4,912)	285	1,067	2,688
Other changes in equity	-	-	-	(117)	23,244	-	282	2	(23,767)	-	-	-	(177)	(533)
Issuance of ordinary shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Maturity of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Capital reduction	-	-	-	-	-	-	-	-			-	-	(15)	(15)
Dividends	-	-	-	-	-	-	-	-	-	-	-	-	(286)	(286)
Purchase of equity instruments	-	-	-	-	-	-	-	(1,359)	-	-	-	-	-	(1,359)
Disposal of equity instruments	-	-	-	-	-	-	(29)	1,361	-	-	-	-	-	1,332
Transfer from equity to liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfer from liabilities to equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between equity items	-	-	-	-	23,244	-	523	-	(23,767)	-	-	-	-	-
Increases (decreases) due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share-based payment	-	-	-	(54)	-	-	-	-	-	-	-	-	71	17
Others increases or (-) decreases of the equity	-	-	-	(63)	-	-	(212)	-	-	-	-	-	53	(222)
Balance as at 03-31-17 (**)	18,277	106,783	-	513	155,220	-	(2,164)	(21)	6,248	(6,384)	34,466	7,311	34,209	354,458

(*)See reconciliation of IAS 39 December 31, 2017 to IFRS 9 January 1, 2018 (Note 1.b).

(**)Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the three-month period ended March 31, 2018.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE  THREE-MONTH PERIODS ENDED MARCH 31,  2018 AND 2017

(Millions of euros)

(*)	Note	03-31-2018	03-31-2017 (**)

A. CASH FLOWS FROM OPERATING ACTIVITIES		(18,719)	(993)
Profit for the period		2,409	2,186
Adjustments made to obtain the cash flows from operating activities		5,505	6,018
Depreciation and amortization cost		613	629
Other adjustments		4,892	5,389
Net increase/(decrease) in operating assets		18,900	9,883
Financial assets held-for-trading		(1,900)	(6,515)
Non-trading financial assets mandatorily at fair value through profit or loss		417
Financial assets at fair value through profit or loss		11,204	13,984
Financial assets at fair value through other comprehensive income		(2,934)
Financial assets available-for-sale			526
Financial assets at amortized cost		9,864
Loans and receivables			3,157
Other operating assets		2,249	(1,269)
Net increase/(decrease) in operating liabilities		(7,253)	1,437
Liabilities held-for-trading financial		(13,191)	(10,061)
Financial liabilities designated at fair value through profit or loss		(279)	15,374
Financial liabilities at amortized cost		8,192	(2,838)
Other operating liabilities		(1,975)	(1,038)
Income tax recovered/(paid)		(480)	(751)
B. CASH FLOWS FROM INVESTING ACTIVITIES		7,484	(1,002)
Payments		2,438	2,278
Tangible assets	7	2,137	1,731
Intangible assets		299	327
Investments		2	-
Subsidiaries and other business units	2	-	220
Non-current assets held for sale and associated liabilities		-	-
Held-to-maturity investments			-
Other payments related to investing activities		-	-
Proceeds		9,922	1,276
Tangible assets	7	1,232	944
Intangible assets		-	-
Investments		446	2
Subsidiaries and other business units		-	-
Non-current assets held for sale and associated liabilities	6	8,244	296
Held-to-maturity investments			34
Other proceeds related to investing activities		-	-
C. CASH FLOW FROM FINANCING ACTIVITIES		1,201	(110)
Payments		1,932	1,555
Dividends	3	968	802
Subordinated liabilities		437	247
Redemption of own equity instruments		-	-
Acquisition of own equity instruments		397	406
Other payments related to financing activities		130	100
Proceeds		3,133	1,445
Subordinated liabilities		2,750	1,050
Issuance of own equity instruments	11	-	-
Disposal of own equity instruments		383	395
Other proceeds related to financing activities		-	-
D. EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		(288)	455
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(10,322)	(1,650)
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		110,995	76,454
G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		100,673	74,804
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		7,207	7,558
Cash equivalents at central banks		78,497	53,804
Other financial assets		14,969	13,442
Less: Bank overdrafts refundable on demand		-	-
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		100,673	74,804
In which: restricted cash		-	-

(*)See further detail regarding the impacts of the entry into force of IFRS 9 as at January 1, 2018 (Note 1.b).

(**)Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of cash flows for the three-month period ended March 31, 2018.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2018 AND 2017

(Millions of reais)

(*)	Note	03-31-2018	03-31-2017 (**)

A. CASH FLOWS FROM OPERATING ACTIVITIES		(74,645)	(3,325)
Profit for the period		9,607	7,315
Adjustments made to obtain the cash flows from operating activities		21,951	20,136
Depreciation and amortization cost		2,443	2,104
Other adjustments		19,508	18,032
Net increase/(decrease) in operating assets		75,366	33,074
Financial assets held-for-trading		(7,577)	(21,799)
Non-trading financial assets mandatorily at fair value through profit or loss		1,663
Financial assets at fair value through profit or loss		44,678	46,790
Financial assets at fair value through other comprehensive income		(11,700)
Financial assets available-for-sale			1,762
Financial assets at amortized cost		39,334
Loans and receivables			10,563
Other operating assets		8,968	(4,242)
Net increase/(decrease) in operating liabilities		(28,923)	4,809
Liabilities held-for-trading financial		(52,601)	(33,664)
Financial liabilities designated at fair value through profit or loss		(1,113)	51,441
Financial liabilities at amortized cost		32,667	(9,496)
Other operating liabilities		(7,876)	(3,472)
Income tax recovered/(paid)		(1,914)	(2,511)
B. CASH FLOWS FROM INVESTING ACTIVITIES		29,845	(3,349)
Payments		9,722	7,622
Tangible assets	7	8,522	5,792
Intangible assets		1,192	1,094
Investments		8	-
Subsidiaries and other business units	2	-	736
Non-current assets held for sale and associated liabilities		-	-
Held-to-maturity investments			-
Other payments related to investing activities		-	-
Proceeds		39,567	4,273
Tangible assets	7	4,914	3,160
Intangible assets		-	-
Investments		1,779	8
Subsidiaries and other business units		-	-
Non-current assets held for sale and associated liabilities	6	32,874	992
Held-to-maturity investments			113
Other proceeds related to investing activities		-	-
C. CASH FLOW FROM FINANCING ACTIVITIES		4,811	(360)
Payments		7,675	5,193
Dividends	3	3,823	2,690
Subordinated liabilities		1,748	826
Redemption of own equity instruments		-	-
Acquisition of own equity instruments		1,582	1,359
Other payments related to financing activities		522	318
Proceeds		12,486	4,833
Subordinated liabilities		10,966	3,513
Issuance of own equity instruments	11	-	-
Disposal of own equity instruments		1,520	1,320
Other proceeds related to financing activities		-	-
D. EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		11,151	(2,405)
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(28,838)	(9,439)
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		440,972	262,275
G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		412,134	252,836
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		29,504	25,546
Cash equivalents at central banks		321,350	181,858
Other financial assets		61,280	45,432
Less: Bank overdrafts refundable on demand		-	-
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		412,134	252,836
In which: restricted cash		-	-

(*)See further detail regarding the impacts of the entry into force of IFRS 9 as at January 1, 2018 (Note 1.b).

(**)Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of cash flows for the three-month period ended March 31, 2018.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

Banco Santander, S.A. and Companies composing Santander Group

Explanatory notes to the interim condensed consolidated financial statements for the three-month period ended March 31,  2018

1.            Introduction, basis of presentation of the interim condensed consolidated financial statements and other information

a)    Introduction

Banco Santander, S.A. (“the Bank”  or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information on the Bank can be consulted in the Bank´s website (www.santander.com) and at its registered office at Paseo de Pereda 9‑12, Santander.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Santander Group (“the Group”  or “Santander Group”).

The Group's interim condensed consolidated financial statements for the three-month period ended March 31, 2018 (“interim financial statements”) were prepared and authorized by the Group's directors at the board meeting held on May 3, 2018. The Group's consolidated financial statements for year 2017 were approved by the shareholders at the Bank's annual general meeting on March 23, 2018.

b)    Basis of presentation of the interim financial statements

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in accordance with the International Financial Reporting Standards (“IFRSs”) previously adopted by the European Union (“EU-IFRSs”). In order to adapt the accounting system of Spanish credit institutions these standards, the Bank of Spain issued Circular 4/2004, of December 22, on Public and Confidential Financial Reporting  Rules and Formats, which was repealed on January 1, 2018 by Bank of Spain Circular 4/2017, of November 27, 2017.

The Group's consolidated financial statements for 2017 prepared in accordance with the requirements and specific provisions of CVM Instruction no. 480/2009 of the Securities and Exchange Commission of Brazil were prepared by the Bank (and approved at the board of directors meeting on February 13, 2018) in compliance with International Financial Reporting Standards as adopted by the European Union, taking into account Bank of Spain Circular 4/2004, and the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB-IFRSs), using the basis of consolidation, accounting policies and measurement bases described in Note 2 to the aforementioned consolidated financial statements and, accordingly, they presented fairly the Group's consolidated equity and consolidated financial position at December 31, 2017 and the consolidated results of its operations, the consolidated recognized income and expense, the changes in consolidated equity and the consolidated cash flows in 2017.

These interim financial statements were prepared and are presented in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, for the preparation of interim condensed financial statements and contain disclosures relating to the three-month period ended March 31, 2018.

In accordance with IAS 34, the interim financial report is intended only to provide an update on the content of the latest annual consolidated financial statements authorized for issue, focusing on new activities, events and circumstances occurring during the quarter, and does not duplicate information previously reported in the latest annual consolidated financial statements. Consequently, these interim financial statements do not include all the information that would be required for a complete set of consolidated financial statements prepared in accordance with IFRSs and, accordingly, for a proper comprehension of the information included in these interim financial statements, they should be read together with the Group's consolidated financial statements for the year ended December 31, 2017.

Santander Group policies include presenting the interim financial statements for its use in the different markets using the Euro as its presentation currency. These interim financial statements have been prepared in order to comply with the specific requirements and provisions established in the Instruction nº480/2009 of the CVM, as a result of the negotiation of securities in regulated markets in Brazil, which requires the disclosure of the interim financial statements prepared in compliance with the International Accounting Standard IAS 34 issued by the IASB, in Brazilian reais and Portuguese. For this reason, the presented interim financial statements may not be adequate for other purposes.

Consequently, given that the functional currency of the Bank as well as its management is defined based on the Euro, the amounts presented in Brazilian reais are exclusively included in order to comply with the requirements of the Instruction nº

480/2009 of the Brazilian Securities Market Commission (CVM) and its subsequent amendments, may not be representative of the equity evolution of the Group in a situation of significant changes between the euro and reais.

The balances have been converted to reais in accordance with the criteria set out in Note 2.a of the Group's consolidated financial statements relating to the year 2017 prepared to meet the specific requirements and provisions contained in the instruction 480/2009 of the Brazilian Securities Commission. As indicated in that note, for practical reasons, the balance sheet amount has been converted to the closing exchange rate, the equity to the historical type, and the income and expenses have been converted by applying the average exchange rate of the period; the application of such exchange rate or that corresponding to the date of each transaction does not lead to significant differences in the interim financial statements of the Group.

The accounting policies and methods used in preparing these interim financial statements are the same as those applied in the consolidated financial statements for 2017, taking into account the standards and interpretations which came into effect for the Group in the three month period ended March 31, 2018,  which are detailed below, and taking into consideration the Circular 4/2017, of November 27 of the Bank of Spain that repealed, on January 1, 2018 the Circular 4/2004, of December 22:

-  IFRS 9 Financial Instruments –  Classification and measurement, hedging and impairment

On January 1, 2018, IFRS 9 Financial instruments entered into force. IFRS 9 establishes the requirements for recognition and measurement of both financial instruments and certain types of non-financial-purchase contracts. The aforementioned requirements should be applied retrospectively, adjusting the opening balance at January 1, 2018, not requiring restatement of the comparative financial statements.

The adoption of IFRS 9 has resulted in changes in the Groups' accounting policies for the recognition, classification and measurement of financial assets and liabilities and financial assets impairment. IFRS 9 also significantly modifies other standards related to financial instruments such as IFRS 7 "Financial instruments: disclosure."

The main aspects contained in the new regulation are:

a)    Classification of financial instruments: the classification criteria for financial assets depends on the business model for their management and the characteristics of their contractual flows. Depending on these factors, the asset can be measured at amortized cost, at fair value with changes reported in other comprehensive income, or at fair value with changes reported through profit and loss for the period. IFRS 9 also establishes an option to designate an instrument at fair value with changes in profit or loss, under certain conditions. Santander Group uses the following criteria for the classification of financial debt instruments:

-  Amortized cost: financial instruments under a business model whose objective is to collect principal and interest cash flows, over those where no significant unjustified sales exist and fair value is not a key factor in managing these financial assets. In this way, unjustified sales are those that are different from sales related with an increase in the asset´s credit risk, unanticipated funding needs (stress case scenario), even if such sales are significant in value, or from sales of assets that no longer met the credit criteria specified in the entity´s investment policy. Additionally, the contractual flow characteristics substantially represent a “basic financing agreement”.

-  Fair value with changes recognized through other comprehensive income: financial instruments held in a business model whose objective is to collect principal and interest cash flows and the sale of these assets, where fair value is a key factor in their management. Additionally, the contractual cash flow characteristics substantially represent a “basic financing agreement”.

-  Fair value with changes recognized through profit or loss: financial instruments included in a business model whose objective is not obtained through the above mentioned models, where fair value is a key factor in managing of these assets, and financial instruments whose contractual cash flow characteristics do not substantially represent a “basic financing agreement”.

Santander Group's main activity revolves around retail and commercial banking operations, and its exposure does not focus on complex financial products. The main objective of the Group is to achieve consistent classification of financial instruments in the portfolios as established under IFRS 9. To this end, it has developed guidelines containing criteria to ensure consistent classification across all of its units. Additionally, the Group has analyzed its portfolios under these criteria, in order to assign its financial instruments to the appropriate portfolio under IFRS 9. (See table of classification and measurement of financial instruments).

Equity instruments will be classified at fair value under IFRS 9, with changes recognized through profit or loss, unless the Group decides, for non-trading assets, to classify them at fair value with changes recognized through other comprehensive income (irrevocably).

IAS 39 financial liabilities classification and measurement criteria remains substantially unchanged under IFRS 9. Nevertheless, in most cases, the changes in the fair value of financial liabilities designated at fair value with changes recognized through profit or loss for the year, due to the entity credit risk, are classified under other comprehensive income.

Credit risk impairment model: the most important new development compared with the previous model is that the new accounting standard introduces the concept of expected loss, whereas the previous model (IAS 39) is based on incurred loss:

-  Scope of application: the IFRS 9 impairment model applies to financial assets valued at amortized cost, debt instruments valued at fair value with changes reported in other comprehensive income, lease receivables, and commitments and guarantees given not valued at fair value.

-  Use of practical expedients under IFRS 9: IFRS 9 includes a number of practical expedients that may be implemented by entities to facilitate implementation. However, in order to achieve full and high quality implementation of the standard, considering industry best practices, these practical expedients will not be widely used:

-  Rebuttable presumption that the credit risk has increased significantly when payments are more than 30 days past due: this threshold is used as an additional – but not primary - indicator of significant risk increase. Additionally, there may be cases in the Group where its use has been rebutted as a result of studies that show a low correlation of the significant risk increase with this past due threshold.

-  Assets with low credit risk at the reporting date: in general, the Group assesses the existence of significant risk increase in all its financial instruments.

-  Impairment estimation methodology: the portfolio of financial instruments subject to impairment is divided into three categories, based on the stage of each instrument with regard to its level of credit risk:

-  Stage 1: financial instruments for which no significant increase in risk is identified since its initial recognition. In this case, the impairment provision reflects expected credit losses arising from defaults over the following 12 months from the reporting date.

-  Stage 2: if there has been a significant increase in risk since the date of initial recognition, but the impairment event has not materialized the financial instrument is classified as Stage 2. In this case, the impairment provision reflects the expected losses from defaults over the residual life of the financial instrument.

-  Stage 3: a financial instrument is catalogued in this stage when shows effective signs of impairment as a result of one or more events that have already occurred resulting in a loss. In this case, the amount of the impairment provision reflects the expected losses for credit risk over the expected residual life of the financial instrument.

Additionally, on the reporting date, the Group will only recognize the cumulative changes in expected credit losses over the life of the asset from the initial recognition as a value correction for losses for financial assets with credit impairment originated or purchased.

The methodology required for the quantification of expected loss due to credit events will be based on an unbiased and weighted consideration of the occurrence of up to five possible future scenarios that could impact the collection of contractual cash flows, taking into account the time-value of money, all available information relevant to past events, and current conditions and projections of macroeconomic factors deemed relevant to the estimation of this amount (e.g. GDP (Gross Domestic Product), house pricing, unemployment rate, etc.).

The estimation of expected losses requires a high component of expert judgement and it must be supported by past, present and future information. Therefore, these expected loss estimates take into consideration multiple macroeconomic scenarios for which the probability is measured considering past events, current situation and future trends and macroeconomic indicators, such as GDP or unemployment rate.

The Group already uses forward looking information in internal management and regulatory processes, considering several scenarios. In this sense, the Group has leveraged its experience in the management of such information, maintaining consistency with the information used in the other processes.

In estimating the parameters used for impairment provisions calculation (EAD (Exposure at Default), PD (Probability of Default), LGD (Loss Given Default) and discount rate), the Group leveraged on its experience developing internal models for calculating parameters for regulatory and management purposes. The Group is aware of the differences between such models and IFRS 9 requirements for impairment purposes. As a result, it has focused on adapting to such requirements to the development of its IFRS 9 impairment provision models.

-  Determination of significant increase in risk: with the purpose of determine whether a financial instrument has increased its credit risk since initial recognition, proceeding with its classification into Stage 2, the Group considers the following criteria:

Quantitative criteria

Changes in the risk of a default occurring through the expected life of the financial instrument are analyzed and quantified with respect to its credit level in its initial recognition.

With the purpose of determining if such changes are considered as significant, with the consequent classification into Stage 2, each Group unit has defined the quantitative thresholds to consider in each of its portfolios taking into account corporate guidelines ensuring a consistent interpretation in all geographies.

Qualitative criteria

In addition to the quantitative criteria mentioned above, the Group considers several indicators that are aligned with those used in ordinary credit risk management (e.g.: over 30 days past due, forbearances, etc.). Each unit has defined these qualitative criteria for each of its portfolios, according to its particularities and with the policies currently in force.

The use of these qualitative criteria is complemented with the use of an expert judgement.

-  Default definition: the definition considered for impairment provisioning purposes is consistent with that used in the development of advanced models for regulatory capital requirements calculations.

-  Expected life of the financial instrument: with the purpose of its estimation all the contractual terms have been taken into account (e.g. prepayments, duration, purchase options, etc.), being the contractual period (including extension options) the maximum period considered to measure the expected credit losses. In the case of financial instruments with an uncertain maturity period and a component of undrawn commitment (e.g.: credit cards), expected life is estimated considering the period for which the entity is exposed to credit risk and the effectiveness of management practices mitigates such exposure.

-  Impairment recognition: the main change with respect to the current standard related to assets measured at fair value with changes recognized through other comprehensive income. The portion of the changes in fair value due to expected credit losses will be recorded at the current profit and loss account while the rest will be recorded in other comprehensive income.

b)    Hedge accounting: IFRS 9 includes new hedge accounting requirements which have a twofold objective: to simplify current requirements, and to bring hedge accounting in line with risk management, allowing to be a greater variety of derivative financial instruments which may be considered to be hedging instruments. Furthermore, additional breakdowns are required providing useful information regarding the effect which hedge accounting has on financial statements and also on the entity's risk management strategy. The treatment of macro-hedges is being developed as a separate project under IFRS 9. Entities have the option of continuing to apply IAS 39 with respect to accounting hedges until the project has been completed. According to the analysis performed until now, the Group will continue to apply IAS 39 in hedge accounting.

For breakdowns of the notes, the amendments relating to IFRS 7 have only been applied to the current period. The breakdowns of the comparative information period notes maintain the breakdowns made in the previous year.

The following breakdowns relate to the impact of the adoption of IFRS 9 in the Group:

a)     Classification and measurement of financial instruments

The following table shows a comparison between IAS 39 as of December 31, 2017 and IFRS 9 as of January 1, 2018 of the reclassified financial instruments in accordance with the new requirements of IFRS 9 regarding classification and measurement (without impairment), as well as its book value:

IAS 39			IFRS 9
Balance	Portfolio	Book value (millions of euros)	Portfolio	Book value (millions of euros)
Equity instruments	Financial assets available for sale (including those that were valued at cost at December)	2,154	Non-trading financial assets mandatorily at fair value through profit or loss	1,651
			Financial assets at fair value through other comprehensive income	533
	Loans and receivables	1,537	Non-trading financial assets mandatorily at fair value through profit or loss	1,497
		457	Financial assets at fair value through other comprehensive income	486
		96	Non-trading financial assets mandatorily at fair value through profit or loss	96
Debt instruments	Financial assets available for sale	6,589	Financial assets at amortized cost	6,704
		203	Financial assets held for trading	203
	Financial assets at fair value through profit or loss	199	Non-trading financial assets mandatorily at fair value through profit or loss	199
	Investments held-to-maturity	13,491	Financial assets at amortized cost	13,491
	Loans and receivables	9,864	Non-trading financial assets mandatorily at fair value through profit or loss	296
			Financial assets at fair value through profit or loss	9,577
Loans and advances	Loans and receivables	1,069	Financial assets at fair value through other comprehensive income	1,107
	Financial assets held for trading	43
	Financial assets at fair value through profit or loss	1,152	Financial assets at amortized cost	1,102
Derivatives	Derivatives – hedging accounting (Liabilities)	10	Derivatives - Financial liabilities held for trading	10

IAS 39			IFRS 9
Balance	Portfolio	Book value (millions of reais)	Portfolio	Book value (millions of reais)
Equity instruments	Financial assets available for sale (including those that were valued at cost at December)	8,558	Non-trading financial assets mandatorily at fair value through profit or loss	6,561
			Financial assets at fair value through other comprehensive income	2,119
	Loans and receivables	6,107	Non-trading financial assets mandatorily at fair value through profit or loss	5,951
		1,814	Financial assets at fair value through other comprehensive income	1,931
		380	Non-trading financial assets mandatorily at fair value through profit or loss	380
Debt instruments	Financial assets available for sale	26,180	Financial assets at amortized cost	26,636
		805	Financial assets held for trading	805
	Financial assets at fair value through profit or loss	790	Non-trading financial assets mandatorily at fair value through profit or loss	790
	Investments held-to-maturity	53,599	Financial assets at amortized cost	53,599
	Loans and receivables	39,190	Non-trading financial assets mandatorily at fair value through profit or loss	1,176
			Financial assets at fair value through profit or loss	38,052
Loans and advances	Loans and receivables	4,244	Financial assets at fair value through other comprehensive income	4,396
	Financial assets held for trading	172
	Financial assets at fair value through profit or loss	4,578	Financial assets at amortized cost	4,380
Derivatives	Derivatives – hedging accounting (Liabilities)	41	Derivatives - Financial liabilities held for trading	41

b)     Reconciliation of impairment provisions from IAS 39 to IFRS 9

The following table shows a comparison between IAS 39 as of December 31, 2017 and IFRS 9 as of January 1, 2018 of the impairment provisions of the financial instruments in accordance with the new requirements of IFRS 9:

	Millions of euros
	IAS 39 12-31-2017	Impairment impact	IFRS 9 01-01-2018
Financial assets at amortized cost	24,682	1,974	26,656
Loans and advances	23,952	2,002	25,954
Debt instruments	730	(28)	702
Financial assets at fair value through other comprehensive income	-	2	2
Debt instruments	-	2	2
Commitments and guarantees granted	617	197	814
Total	25,299	2,173	27,472

Additionally, there is an impairment impact on Investments in joint ventures and associates of EUR 34 million.

	Millions of reais
	IAS 39 12-31-2017	Impairment impact	IFRS 9 01-01-2018
Financial assets at amortized cost	98,060	7,843	105,903
Loans and advances	95,159	7,955	103,114
Debt instruments	2,901	(112)	2,789
Financial assets at fair value through other comprehensive income	-	6	6
Debt instruments	-	6	6
Commitments and guarantees granted	2,449	784	3,233
Total	100,509	8,633	109,142

Additionally, there is an impairment impact on Investments in joint ventures and associates of 134 million of reais.

c)     Balance reconciliation from IAS 39 to IFRS  9

The following table shows in detail the reconciliation the consolidated interim balance sheet under IAS 39 at December 31, 2017 to IFRS 9 at January 1, 2018 distinguishing between the impacts due to classification and measurement and due to impairment once adopted IFRS 9:

				Classification and
ASSETS (millions of euros)	IAS 39	Naming modifications (*)		measurement		Impairment		IFRS 9
	12-31-2017			impact		impact		01-01-2018
Cash, cash balances at central banks and other deposits on demand	110,995	-		-		-		110,995
Financial assets held for trading	125,458	-		160		-		125,618
Derivatives	57,243	-		-		-		57,243
Equity instruments	21,353	-		-		-		21,353
Debt instruments	36,351	-		203		-		36,554
Loans and advances	10,511	-		(43)		-		10,468
Non-trading financial assets mandatorily at fair value through profit or loss		933		3,739	(c)	-		4,672
Equity instruments		933		1,651		-		2,584
Debt instruments		-		1,792		-		1,792
Loans and advances		-		296		-		296
Financial assets designated at fair value through profit or loss	34,782	(933)		8,226		-		42,075
Equity instruments	933	(933)		-		-
Debt instruments	3,485	-		(199)		-		3,286
Loans and advances	30,364	-		8,425	(a)	-		38,789
Financial assets at fair value through other comprehensive income		124,229		2,126		(2)		126,353
Equity instruments		2,636		533		-		3,169
Debt instruments		121,593		486		(2)		122,077
Loans and advances		-		1,107		-		1,107
Financial assets available-for-sale	133,271	(124,229)		(9,042)		-
Equity instruments	4,790	(2,636)		(2,154)	(c)	-
Debt instruments	128,481	(121,593)		(6,888)		-
Financial assets at amortized cost		890,094	(a)	21,297		(1,982)	(d)	909,409
Debt instruments		15,557	(b)	20,195	(b)	20		35,772
Loans and advances		874,537		1,102		(2,002)		873,637
Loans and receivables	903,013	(890,094)	(a)	(12,927)		8
Debt instruments	17,543	(15,557)		(1,994)	(c)	8
Loans and advances	885,470	(874,537)		(10,933)	(a)	-
Investments held to maturity	13,491	-		(13,491)	(b)	-		-
Investments	6,184	-		-		(34)		6,150
Other assets (**)	117,111	-		6		680	(e)	117,797
TOTAL ASSETS	1,444,305	-		94		(1,330)		1,443,069

(*)Due to the entry into force of Bank of Spain Circular 4/2017.

(**)Includes Hedging derivatives,  Changes in the fair value of hedged items in portfolio hedges of interest risk,  Reinsurance assets, Tangible assets, Intangible assets, Tax assets, Other assets and Non-current assets held for sale.

a)The amount of the item 'Loans and receivables' at December 31, 2017 is reclassified into 'Financial assets at amortized cost'.  Nevertheless, the Group maintained a portfolio of loans and receivables for an approximate amount of 8,600 million of euros, which relate mainly to Brazil, which was designated at amortized cost; as a result of the initial implementation of IFRS 9 this portfolio has been designated as fair value and finally it has been reclassified as 'Financial assets designated at fair value through profit or loss'.

b)Instruments classified as 'Investments held to maturity' at December 31, 2017 have been reclassified into 'Financial assets available-for-sale' because of the initial implementation of IFRS 9. Additionally, after the review of the business model of cash flow portfolio in different locations, the group has identified certain groups of assets classified at December 31 as 'Financial assets available-for-sale', which relate mainly to Mexico, Brazil and Consumer business, whose management is orientated towards the maintenance of financial instruments in a portfolio until maturity end; because of that, this asset group has been reclassified as 'Financial assets at amortized cost'.

c)The group has reclassified in 'Non-trading financial assets mandatory at fair value through profit or loss' those financial instruments which have not comply with the SPPI test (only principal payment and interests) classified at December 31, 2017 mainly in 'Loans and receivables' and 'Financial assets available for sale', which relate mainly to UK and Spain

d)It corresponds to the increase in provisions for impairment of the value of the assets included in the item 'Financial assets at amortized cost' derived from the change in accounting policy.

e)This corresponds with increase on provisions for the tax effect referred in section d.

LIABILITIES (millions of euros)	IAS 39 12- 31- 2017	Naming modifications (*)	Classification and measurement impact	Impairment impact	IFRS 9 01- 01- 2018
Financial liabilities held for trading	107,624	-	10	-	107,634
Derivatives	57,892	-	10	-	57,902
Short positions	20,979	-	-	-	20,979
Deposits	28,753	-	-	-	28,753
Debt instruments issued	-	-	-	-	-
Other financial liabilities	-	-	-	-	-
Financial liabilities designated at fair value through profit or loss	59,616	-	-	-	59,616
Deposits	55,971	-	-	-	55,971
Debt instruments issued	3,056	-	-	-	3,056
Other financial liabilities	589	-	-	-	589
Financial liabilities at amortized cost	1,126,069	-	-	-	1,126,069
Deposits	883,320	-	-	-	883,320
Debt instruments issued	214,910	-	-	-	214,910
Other financial liabilities	27,839	-	-	-	27,839
Hedging derivatives	8,044	-	(10)	-	8,034
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	330	-	-	-	330
Provisions	14,489	-	-	197	14,686
Commitments and guarantees given	617	-	-	197	814
Other provisions (*)	13,872	-	-	-	13,872
Rest of liabilities (**)	21,300	-	41	(3)	21,338
TOTAL LIABILITIES	1,337,472	-	41	194	1,337,707

(*)Includes Pensions and other post-retirements obligations, Other long-term employee benefits, Taxes and other legal contingencies, Contingent liabilities and commitments and Other provisions (including endorsements and other contingent liabilities).

(**)Includes Liabilities under insurance or reinsurance contracts, Tax liabilities, Other liabilities and Liabilities associated with non current assets held for sale.

EQUITY (millions of euros)	IAS 39 12- 31- 2017	Naming modfications (*)	Classification and measurement impact	Impairment impact	IFRS 9 01- 01- 2018
Shareholders’ equity	116,265	-	91	(1,401)	114,955
Capital	8,068	-	-	-	8,068
Share premium	51,053	-	-	-	51,053
Equity instruments issued other than capital	525	-	-	-	525
Other equity	216	-	-	-	216
Accumulated retained earnings	53,437	-	-	-	53,437
Revaluation reserves	-	-	-	-	-
Other reserves	(1,602)	-	91	(1,401)	(2,912)
(- ) Own shares	(22)	-	-	-	(22)
Profit attributable to shareholders’ of the parent	6,619	-	-	-	6,619
(- )Interim dividends	(2,029)	-	-	-	(2,029)

Other comprehensive income	(21,776)	-	(53)	-	(21,829)
Items not reclassified to profit or loss	(4,034)	919	(152)	-	(3,267)
Actuarial gains or losses on defined benefit pension plans	(4,033)	-	-	-	(4,033)
Non- current assets and disposable groups of items that have been classified as held for sale	-	-	-	-	-
Share in other recognized income and expenses of investments in joint ventures and associates	(1)	5	(5)	-	(1)
Other valuation adjustments	-	-	-	-
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income		914	(141)	-	773
Inefficacy of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income		-	-	-	-
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		-	(6)	-	(6)
Items that may be reclassified to profit or loss	(17,742)	(919)	99	-	(18,562)
Hedge of net investment in foreign operations (effective part)	(4,311)	-	-	-	(4,311)
Exchange differences	(15,430)	-	-	-	(15,430)
Hedging derivatives. Cash flow hedges (effective part)	152	-	-	-	152
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income		1,179	99	-	1,253
Hedging instruments (items not designated)		-	-	-	-
Financial assets available for sale	2,068	(2,068)	-	-
Debt instruments	1,154	(1,154)	-	-
Equity instruments	914	(914)	-	-
Non- current assets	-	-	-	-	-
Share in other income and expenses recognized in investments in joint ventures and associates	(221)	(5)	-	-	(226)
Non controlling interests	12,344	-	15	(123)	12,236
Other comprehensive income	(1,436)	-	3	-	(1,433)
Other elements	13,780	-	12	(123)	13,669
EQUITY	106,833	-	53	(1,524)	105,362
TOTAL EQUITY AND LIABILITIES	1,444,305	-	94	(1,330)	1,443,069

ASSETS (millions of reais)	IAS 39 12- 31- 2017	Naming modifications (*)	Classification and measurement impact	Impairment impact	IFRS 9 01- 01- 2018
Cash, cash balances at central banks and other deposits on demand	440,972	-	-	(2)	440,970
Financial assets held for trading	498,432	-	633	-	499,065
Derivatives	227,421	-	-	-	227,421
Equity instruments	84,832	-	-	-	84,832
Debt instruments	144,419	-	805	-	145,224
Loans and advances	41,760	-	(172)	-	41,588
Non- trading financial assets mandatorily at fair value through profit or loss		3,705	14,858 (c)	-	18,563
Equity instruments		3,705	6,561	-	10.266
Debt instruments		-	7,121	-	7,121
Loans and advances		-	1,176	-	1,176
Financial assets designated at fair value through profit or loss	138,180	(3,705)	32.684	-	167.159
Equity instruments	3,705	(3,705)	-	-
Debt instruments	13,844	-	(790)	-	13.054
Loans and advances	120,631	-	33.474 (a)	-	154.105
Financial assets at fair value through other comprehensive income		493,551	8,446	(6)	501,991
Equity instruments		10,473	2,119	-	12,592
Debt instruments		483,078	1,931	(6)	485,003
Loans and advances		-	4,396	-	4,396
Financial assets available- for- sale	529,474	(493,551)	(35,923)	-
Equity instruments	19,031	(10,473)	(8,558) (c)	-
Debt instruments	510,443	(483,078)	(27,365) (b)	-
Financial assets at amortized cost		3,536,258 (a)	84,615	(7,876)(d)	3,612,997
Debt instruments		61,808(b)	80,235(b)	79	142,122
Loans and advances		3,474,450	4,380	(7,955)	3,470,875
Loans and receivables	3,587,580	(3,536,258) (a)	(51,355)	33
Debt instruments	69,696	(61,808)	(7,921) (c)	33
Loans and advances	3,517,884	(3,474,450)	(43,434) (a)	-
Investments held to maturity	53,599	-	(53,599) (b)	-	-
Investments	24,567	-	-	(134)	24,433
Other assets (**)	465,268	-	21	2,705 (e)	467,994
TOTAL ASSETS	5,738,072	-	380	(5,280)	5,733,172

(*)Due to the entry into force of Bank of Spain Circular 4/2017.

(**)Includes Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Reinsurance assets, Tangible assets, Intangible assets, Tax assets, Other assets and Non-current assets held for sale.

a)The amount of the item 'Loans and receivables' at December 31, 2017 is reclassified into 'Financial assets at amortized cost'. Nevertheless, the Group maintained a portfolio of loans and receivables for an approximate amount of 35,207 million of reais, which relate mainly to Brazil, which was designated at amortized cost; as a result of the initial implementation of IFRS 9 this portfolio has been designated as fair value and finally it has been reclassified as 'Financial assets designated at fair value through profit or loss'.

b)Instruments classified as 'Investments held to maturity' at December 31, 2017 have been reclassified into 'Financial assets available-for-sale' because of the initial implementation of IFRS 9. Additionally, after the review of the business model of cash flow portfolio in different locations, the group has identified certain groups of assets classified at December 31 as 'Financial assets available-for-sale', which relate mainly to Mexico, Brazil and Consumer business, whose management is orientated towards the maintenance of financial instruments in a portfolio until maturity end; because of that, this asset group has been reclassified as 'Financial assets at amortized cost'.

c)The group has reclassified in 'Non-trading financial assets mandatory at fair value through profit or loss' those financial instruments which have not comply with the SPPI test (only principal payment and interests) classified at December 31, 2017 mainly in 'Loans and receivables' and 'Financial assets available for sale', which relate mainly to UK and Spain

d)It corresponds to the increase in provisions for impairment of the value of the assets included in the item 'Financial assets at amortized cost' derived from the change in accounting policy.

e)This corresponds with increase on provisions for the tax effect referred in section d.

LIABILITIES (millions of reais)	IAS 39 12- 31- 2017	Naming modifications (*)	Classification and measurement impact	Impairment impact	IFRS 9 01- 01- 2018
Financial liabilities held for trading	427,578	-	41	-	427,619
Derivatives	230,000	-	41	-	230,041
Short positions	83,348	-	-	-	83,348
Deposits	114,230	-	-	-	114,230
Debt instruments issued	-	-	-	-	-
Other financial liabilities	-	-	-	-	-
Financial liabilities designated at fair value through profit or loss	236,851	-	-	-	236,851
Deposits	222,369	-	-	-	222,369
Debt instruments issued	12,143	-	-	-	12,143
Other financial liabilities	2,339	-	-	-	2,339
Financial liabilities at amortized cost	4,473,759	-	-	-	4,473,759
Deposits	3,509,343	-	-	-	3,509,343
Debt instruments issued	853,816	-	-	-	853,816
Other financial liabilities	110,600	-	-	-	110,600
Hedging derivatives	31,956	-	(41)	-	31,915
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	1,311	-	-	-	1,311
Provisions	57,566	-	-	784	58,350
Commitments and guarantees given	2,449	-	-	784	3,233
Other provisions (*)	55,117	-	-	-	55,117
Rest of liabilities (**)	84,622	-	170	(11)	84,781
TOTAL LIABILITIES	5,313,643	-	170	773	5,314,586

(*)Includes Pensions and other post-retirements obligations, Other long-term employee benefits, Taxes and other legal contingencies, Contingent liabilities and commitments and Other provisions (including endorsements and other contingent liabilities)

(**)Includes Liabilities under insurance or reinsurance contracts, Tax liabilities, Other liabilities and Liabilities associated with non current assets held for sale.

EQUITY (millions of reais)	IAS 39 12- 31- 2017	Naming modifications (*)	Classification and measurement impact	Impairment impact	IFRS 9 01- 01- 2018
Shareholders’ equity	310.634	-	365	(5.568)	305.431
Capital	21.195	-	-	-	21.195
Share premium	129.805	-	-	-	129.805
Equity instruments issued other than capital	2.085	-	-	-	2.085
Other equity	641	-	-	-	641
Accumulated retained earnings	145.308	-	-	-	145.308
Revaluation reserves	-	-	-	-	-
Other reserves	(4.808)	-	365	(5.568)	(10.011)
(- ) Own shares	(87)	-	-	-	(87)
Profit attributable to shareholders’ of the parent	23.789	-	-	-	23.789
(- )Interim dividends	(7.294)	-	-	-	(7.294)

Other comprehensive income	64.754	-	(214)	2	64.542
Items not reclassified to profit or loss	(16.029)	3.649	(608)	-	(12.988)
Actuarial gains or losses on defined benefit pension plans	(16.023)	-	-	-	(16.023)
Non- current assets and disposable groups of items that have been classified as held for sale	-	-	-	-	-
Share in other recognized income and expenses of investments in joint ventures and associates	(6)	19	(16)	-	(3)
Other valuation adjustments	-	-	-	-
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income		3,630	(568)	-	3,062
Inefficacy of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income		-	-	-	-
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		-	(24)	-	(24)
Items that may be reclassified to profit or loss	80,783	(3,649)	394	2	77,530
Hedge of net investment in foreign operations (effective part)	(17,127)	-	-	-	(17,127)
Exchange differences	89,971	-	-	-	89,971
Hedging derivatives. Cash flow hedges (effective part)	604	-	-	-	604
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income		4,583	394	2	4,979
Hedging instruments (items not designated)		-	-	-	-
Financial assets available for sale	8,213	(8,213)	-	-
Debt instruments	4,583	(4,583)	-	-
Equity instruments	3,630	(3,630)	-	-
Non- current assets	-	-	-	-	-
Share in other income and expenses recognized in investments in joint ventures and associates	(878)	(19)	-	-	(897)
Non controlling interests	49,041	-	59	(487)	48,613
Other comprehensive income	11,610	-	12	-	11,622
Other elements	37,431	-	47	(487)	36,991
EQUITY	424,429	-	210	(6,053)	418,586
TOTAL EQUITY AND LIABILITIES	5,738,072	-	380	(5,280)	5,733,172

-  IFRS 15 Revenue from Contracts with Customers (effective for annual reporting periods beginning on or after January 1, 2018) - the new standard on the recognition of revenue from contracts with customers. It supersedes the following standards and interpretations previous in force: IAS 18, Revenue; IAS 11, Construction Contracts; IFRIC 13, Customer Loyalty Programs; IFRIC 15, Agreements for the Construction of Real Estate; IFRIC 18, Transfers of Assets from Customers; and SIC‑31, Revenue-Barter Transactions Involving Advertising Services. Under IFRS 15, an entity recognizes revenue in accordance with the core principle of the standard by applying the following five steps: identify the contract(s) with a customer; identify the performance obligations in the contract; determine the transaction price; allocate the transaction price to the performance obligations identified in the contract; and recognize revenue when as the entity satisfies a performance obligation.

-  Clarifications to IFRS 15 income coming from contracts with clients.

The application of the aforementioned accounting Standard and its Clarifications do not have any material effects on the Group's consolidated financial statements.

-  Modification to IFRS 4 "Insurance contracts" applying IFRS 9 "Financial Instruments" (effective for annual reporting periods beginning on or after January 1, 2018). The purpose of the amendment is to give all companies that issue insurance contracts the option to recognize in other comprehensive income, instead of profit or loss, the volatility that could arise when applying IFRS 9, for new contracts before the adoption of the insurance standard and give companies whose activities are mostly insurance-related an optional temporary exemption from the application of IFRS 9 until the year 2021. Entities that defer the application of IFRS 9 will continue to apply the existing norm of Financial Instruments IAS 39.

The deferral of the aforementioned standard does not apply as the required conditions for this deferral are not met.

-  Modification to the IFRS 2 Classification and measurement of share-based payment transactions – The amendments address the following areas: (a) Accounting for the effects that the requirements for the consolidation of the grant have in cash–settled share-based payment transactions, (b) Classification of share–based payment transactions with net settlement features for the tax withholding obligations; and (c) Accounting for modifications of share-based payment transactions terms and conditions from cash-settled to equity-settled payment transactions.

-  Modification of IAS 40 Transfers of investment properties; Changes are made to the existing requirements or provide with some additional guidance on the implementation of such requirements.

-  Improvements to IFRS Cycle 2014‑2016 - introduce minor amendments to IFRS 1, referring to the elimination of short-term exemptions for entities that adopt IFRS for the first time, and IAS 28, on the valuation of an investment in an associated or a joint venture at fair value.

-  Modification to the IFRS 9 Financial Instruments - a clarification has been published on the treatment of certain prepayment options in relation to the assessment of contractual cash flows of principal and interest on financial instruments.

-  New interpretation to IFRIC 22 on Foreign currency transactions and advance considerations – When an entity reports a payment of advance consideration in order to recognize the profits associated to the income statement, it shall recognize both the consideration received as a non-monetary liability (deferred income or contract liabilities) in the statement of financial position at the exchange rate obtained according to the IAS 21 The Effects of changes in foreign exchange rates. When the deferred incomes are subsequently recognized in the income statement as incomes, the issue is raised on whether its measurement should reflect: the amount at which the deferred income was originally recognized, namely, when the consideration was originally received; or the consideration amount received is translated to the existing exchange rate on the date when the non-monetary element is generated as income in the income statement, generating an exchange gain or loss that reflects the difference between the amount of the consideration translated (i) to the exchange rate in force in the moment of its receipt and (ii) to the exchange rate I force when it is recognized in the income statement as a profit or loss.

The application of the aforementioned modifications and amendments to the accounting Standards do not have any material effects on the Group's consolidated financial statements.

Other standards

IFRS 16 (date of entry into force is for annual periods beginning on or after January 1, 2019, with the option of early adoption that the Group has not made use of) establishes the principles for the recognition, valuation, presentation and disclosure of the leases, in order to ensure that both tenant and landlord provide relevant information that presents a true image of these operations. The Standard provides for a single accounting model for the lessee, according to which the lessee must recognize the assets and liabilities corresponding to all leases, unless the term of the lease is 12 months or less or the value of the underlying asset is low.

The Group continues making progress in identifying the entire casuistry of lease contracts in the different countries, defining the different criteria to be considered in the transition, and evaluating the calculation of the possible impacts of first application. Likewise, the requirements and implications of the new standard in relation to systems and processes, internal control, accounting policies and reporting are being evaluated.

c)   Use of critical estimates

The consolidated results and the determination of the consolidated equity are sensitive to the accounting principles and policies, valuation criteria and estimates followed by the Bank's administrators in preparing the interim financial statements. The main accounting principles and policies and valuation criteria are indicated in Note 2 of the consolidated financial statements for the year 2017, except for those indicated in these interim financial statements due to the rules that have come into effect during the first three months of the year 2018.

The interim financial statements contain estimates made by the senior management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

1.The income tax expense, which, in accordance with IAS 34, is recognized in interim periods based on the best estimate of the weighted average tax rate expected by the Group for the full financial year;

2.The impairment losses on certain assets –Financial assets at fair value through other comprehensive income, financial assets at amortized cost, non-current assets held for sale, investments in subsidiaries, joint ventures and associates, tangible assets and intangible assets;

3.The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;

4.The useful life of the tangible and intangible assets;

5.The measurement of goodwill arising on consolidation;

6.The calculation of provisions and the consideration of contingent liabilities;

7.The fair value of certain unquoted assets and liabilities; and

8.The recoverability of deferred tax assets.

9.The fair value of the identified assets acquired and liabilities assumed in business combinations in accordance with IFRS 3.

In the three-month period ended March 31, 2018 there were no significant changes in the estimates made at the 2017 year-end other than those indicated in these interim financial statements.

d)   Contingent assets and liabilities

Note 2.o to the Group's consolidated financial statements for the year 2017  includes information on the contingent assets and liabilities at that date. There were no significant changes in the Group's contingent assets and liabilities from December 31, 2017 to the date of formal preparation of these interim financial statements.

e)   Comparative information

In July 2014, the IASB published IFRS 9, that was adopted with the subsequent amendments by the Group on January 1, 2018. As permitted by the regulation itself, the Group has chosen not to re-classify the comparative financial statements without having re-classified under these criteria the information relating to the three-month period ended March 31, 2017 and to the year ended December 31, 2017 so that it is not comparative. However, Note 1.b includes a reconciliation of balances as of December 31, 2017 under IAS 39 and the corresponding balances as of January 1, 2018 under IFRS 9.

Similarly, to adapt the accounting system of Spanish credit institutions to the changes related to IFRS 15 and IFRS 9, on December 6, 2017, Circular 4/2017, of November 27, of the Bank of Spain, was published, which repeals Circular 4/2004, of December 22, for those years beginning at as January 1, 2018. The adoption of this Circular has modified the breakdown and presentation of certain headings in the financial statements, to adapt them to the aforementioned IFRS 9. Information corresponding to the three-month period ended March 31, 2017 and the year ended December 31, 2017, has not been restated under this Circular.

During the first quarter of 2018, the Group changed the accounting policy for recognition of non-controlling interests in equity stake reduction transactions without loss of control. In accordance with international accounting standards, the goodwill associated with these transactions must be kept on balance. The non-controlling interests resulting from the equity stake reduction can be accounted for by their participation in the identifiable net assets or by attributing the goodwill associated with the participation sold. In this sense, the Group has chosen to account for the non-controlling interests by its participation in net assets. The application of the accounting policy change, without impact on net equity, was made on January 1, 2018.

Therefore, the information for the year 2017 contained in these interim financial statements is only presented for comparison purposes with the information relating to the three-month period ended March 31, 2018 except what was mentioned above(see Note 1.b. in relation to the application of IFRS 9).

The information in Note 3 relating to the ordinary shares outstanding for the three-month period ended March 31, 2017 has been re-classified due to the capital increase described in Note 11.a in accordance with the applicable regulations.

Lastly, in order to interpret the changes in the balances with respect to December 31, 2017, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (see Note 51.b to the consolidated financial statements for the year ended December 31, 2017) and the impact of the appreciation/depreciation of the various currencies against the euro in the first three months of 2018:  Mexican peso (5.04%), US  dollar (‑2.66%), Brazilian real (‑2.95%) Pound sterling (1.41%), Chilean peso -(0.85%) and Polish zloty (‑0.80%); as well as the evolution of the average exchange rates between comparable periods: Mexican peso (‑6.33%),  US dollar (‑13.37%), Brazilian real (‑16.09%), Pound sterling (‑2.64%), Chilean peso (‑5.66%) and Polish zloty (3.38%).

f)   Seasonality of the Group's transactions

The business activities carried on by the Group entities, their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the condensed consolidated financial statements for the three-month period ended March 31, 2018.

g)   Materiality

In determining the note disclosures to be made on the various items in the financial statements or other matters, the Group, in accordance with IAS 34, took into account their materiality in relation to the financial statements for the three month period ended March 31,  2018.

h)   Events after the reporting period

From April 1, 2018 to the date on which the interim financial statements for the first quarter of 2018 were authorized for issue, the following significant event occurred at the Group:

Banco Santander announces that its Board of Directors and that of Banco Popular Español, S.A.U. (“Banco Popular”) have agreed the merger by absorption of Banco Popular by Banco Santander, pursuant to the procedure established in Articles 49 and 51 of the Spanish Structural Modifications Law (the “Merger”).

Accordingly, the respective Boards of Directors have agreed to approve and sign the common draft terms of the merger by absorption of Banco Popular (being the absorbed company) by Banco Santander (being the absorbing company). Banco Popular is directly wholly-owned by Banco Santander.

In accordance with the abovementioned common draft terms of merger, once the Merger is completed after the mandatory authorization of the Merger by the Minister of Economy, Industry and Competitiveness has been obtained and satisfied (or, when applicable, waived) the rest of the conditions precedent whom the Merger is subject to, Banco Santander will acquire, by universal succession, all of the assets and liabilities of Banco Popular, including those acquired from Banco Pastor, S.A.U. and from Popular Banca Privada, S.A.U. by virtue of the merger by absorption of these last companies by Banco Popular, which has already been approved by their respective Boards of Directors and the registration of which is required for the Merger to be effective.

i)    Condensed consolidated statements of cash flows

The following terms are used in the condensed consolidated statements of cash flows with the meanings specified:

-   Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

The Group classifies as cash and cash equivalents the balances recognized under Cash, cash and balances at central banks and other deposits on demand without restrictions in the condensed consolidated balance sheet.

-   Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

-   Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

-   Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

2.            Santander Group

Appendices I, II and III to the consolidated financial statements for the year ended December 31, 2017 provide relevant information on the Group companies at that date and on the companies accounted for under the equity method.

Also, Note 3 to the aforementioned consolidated financial statements includes a description of the most significant acquisitions and disposals of companies performed by the Group in 2017, 2016 and 2015.

The most significant transactions performed or pending at March 31, 2018 are as follows:

i.    Acquisition of Banco Popular Español, S.A.

Regarding the estimation of the purchase adjustments of Banco Popular, S.A. and its subsidiaries by the Parent Company, in accordance with IFRS 3, the Group has measured the identifiable assets acquired and liabilities assumed at fair value. The fair value is provisional, according to the applicable regulations, due to the period from the acquisition date and its complex valuation. The detail of this provisional fair value of the identifiable assets acquired and liabilities assumed at the business combination date is as follows. However, the Group doesn't expect significant changes on such amount until the end of the term the Group has to consider the valuation as definitive. Likewise from the acquisition date until December 31, 2017 there have not been any significant changes on the fair value of the acquired assets and assumed liabilities in this business combination.

The transaction has been approved by all the applicable regulatory and antitrust authorities in the territories where Banco Popular operated, except for the pending approval for the acquisition of certain affiliates of Banco Popular located in United States.

ii.   Sale agreement of Banco Popular's real estate business

In relation with Banco Popular's real estate business, on  August 8, 2017, the Group announced the transaction with the Blackstone Fund for the acquisition by the fund of 51% of, and hence the assignment of control over, part of Banco Popular's real estate business (the “Business”), which comprises a portfolio of foreclosed properties, real estate companies, non-performing loans relating to the real estate sector and other assets related to these activities owned by Banco Popular and its affiliates (including deferred tax assets allocated to specific real estate companies which are part of the transferred portfolio) registered on certain specified dates (March 31, 2017 or April 30, 2017).

The agreements were entered following of the European Commission's unconditional authorization of the acquisition of Banco Popular by Banco Santander for the purposes of competition law.

The transaction closed on March 22, 2018 following receipt of the required regulatory authorizations and other usual conditions in this type of transactions. The transaction has consisted of the creation of various companies, being the parent company Project Quasar Investments 2017, S.L., in which Banco Popular maintains 49% of the share capital and Blackstone the remaining 51%, and to which Banco Popular and some subsidiaries has transferred the business constituted by the indicated assets, and its participation in the capital of Aliseda Real Estate Management Services, S.L. The price attributed to the contributed assets is approximately 10,000 million euros (40,938 million reais), of which approximately 70% was financed with third party bank debt. At the time of closing the transaction, the 49% stake in the capital of the vehicles was recorded in the consolidated balance sheet of the Group for 1,566 million euros (6,412 million reais) in the "Investments in joint ventures and associates - entities" section, without significant impact in the profit and loss account of the Group.

Sale of the 49% stake in Wizink

On March 26, 2018 the Group reported that its subsidiaries Banco Popular Español, S.A. ("Popular") and Banco Santander Totta, S.A. ("Santander Totta") had reached an agreement with entities managed by Värde Partners, Inc. ("Varde") and with WiZink Bank, S.A. ("WiZink") under which:

i.    Popular will sell Varde its 49% stake in WiZink and,

ii.   Popular and Santander Totta will acquire the business of credit and debit cards marketed by Popular in Spain and Portugal that WiZink had acquired in 2014 and 2016, respectively, from Popular.

With these operations, Grupo Santander resumes Banco Popular's debit and credit card business, which improves the commercial strategy and facilitates Banco Popular's integration process.

The operations are subject to the pertinent regulatory authorizations and other conditions in this type of operations. The Group estimates that the closing of the two operations will occur in the second half of 2018.

iii.   Acquisition of the retail banking and private banking business of Deutsche Bank Polska, S.A.

On December 14, 2017, the Group announced that its subsidiary Bank Zachodni WBK S.A., together with Banco Santander, S.A., had reached an agreement with Deutsche Bank, A.G. for the acquisition (through a carve out) of the retail banking and private banking business of Deutsche Bank Polska, S.A., excluding the portfolio of mortgages in foreign currency and the business of CIB (Corporate & Investment Banking), and including the asset management company named DB Securities, S.A. (Poland), for an estimated amount of EUR 305 million (1,249 million of reais) that will be paid in cash and shares of Bank Zachodni WBK S.A. of new issuance, by acquiring approximately 10% of the shares of Deutsche Bank Polska, S.A. and the partial split of Deutsche Bank Polska, S.A in Bank Zachodni WBK S.A and consequent capital increase in Bank Zachodni WBK S.A to be subscribed by Deutsche Bank, A.G.

The transaction was authorized on March 2 by the Polish competition regulator but is subject to obtaining the corresponding authorizations of the Polish banking regulator and its approval by the General Shareholders' Meetings of Bank Zachodni WBK S.A. and Deutsche Bank Polska, S.A.

3.            Shareholder remuneration system and earnings per share

a)     Shareholder remuneration system

The cash remuneration paid by the Bank to its shareholders in the first three months of 2018 and 2017 was as follows:

	03-31-18			03-31-17
	% of par value	Euros per share	Amount (Millions of euros)	% of par value	Euros per share	Amount (Millions of euros)
Dividend paid out of profit	12.00%	0.0600	968	11.00%	0.0550	802
Dividend paid with a charge to reserves or share premium	-	-	-	-	-	-
Dividend in kind	-	-	-	-	-	-
Total remuneration paid	12.00%	0.0600	968	11.00%	0.0550	802

	03-31-18			03-31-17
	% of par value	Reais per share	Amount (Millions of reais)	% of par value	Reais per share	Amount (Millions of reais)
Dividend paid out of profit	12.00%	0.2369	3,823	11.00%	0.1677	2,690
Dividend paid with a charge to reserves or share premium	-	-	-	-	-	-
Dividend in kind	-	-	-	-	-	-
Total remuneration paid	12.00%	0.2369	3,823	11.00%	0.1677	2,690

b)     Earnings per share from continuing and discontinued operations

i. Basic earnings per share

Basic earnings per share for the period are calculated by dividing the net profit attributable to the Group for the three-month period adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognized in equity by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period.

Accordingly:

	03-31-18	03-31-17
Profit attributable to the Parent (millions of euros)	2,054	1,867
Remuneration of contingently convertible preference shares (millions of euros)	(124)	(84)
	1,930	1,783
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (millions of euros)	-	-
Profit or Loss from continuing operations (PPC net) (millions of euros)	1,930	1,783
Weighted average number of shares outstanding	16,131,707,130	14,823,596,418
Basic earnings per share (euros)	0.12	0.12
Of which: from discontinued operations (euros)	-	-
from continuing operations (euros)	0.12	0.12

	03-31-18	03-31-17
Profit attributable to the Parent (millions of reais)	8,189	6,248
Remuneration of contingently convertible preference shares (millions of reais)	(501)	(181)
	7,688	6,067
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (millions of reais)	-	-
Profit or Loss from continuing operations (PPC net) (millions of reais)	7,688	6,067
Weighted average number of shares outstanding	16,131,707,130	14,823,596,418
Basic earnings per share (reais)	0.48	0.41
Of which: from discontinued operations (reais)	-	-
from continuing operations (reais)	0.48	0.41

ii. Diluted earnings per share

Diluted earnings per share for the period are calculated by dividing the net profit attributable to the Group for the three-month period adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognized in equity and of perpetual liabilities contingently amortizable in their case by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	03-31-18	03-31-17

Profit attributable to the Parent (millions of euros)	2,054	1,867
Remuneration of contingently convertible preference shares (millions of euros)	(124)	(84)
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares	-	-
	1,930	1,783
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (millions of euros)	-	-
Profit or Loss from continuing operations (PPC net) (millions of euros)	1,930	1,783

Weighted average number of shares outstanding	16,131,707,130	14,823,596,418
Dilutive effect of options/ receipt of shares	49,144,617	45,808,283
Adjusted number of shares	16,180,851,747	14,869,404,701
Diluted earnings per share (euros)	0.12	0.12
Of which: from discontinued operations (euros)	-	-
from continuing operations (euros)	0.12	0.12

r
	03-31-18	03-31-17

Profit attributable to the Parent (millions of reais)	8,189	6,248
Remuneration of contingently convertible preference shares (millions of reais)	(501)	(181)
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares	-	-
	7,688	6,067
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (millions of reais)	-	-
Profit or Loss from continuing operations (PPC net) (millions of reais)	7,688	6,067

Weighted average number of shares outstanding	16,131,707,130	14,823,596,418
Dilutive effect of options/ receipt of shares	49,144,617	45,808,283
Adjusted number of shares	16,180,851,747	14,869,404,701
Diluted earnings per share (reais)	0.48	0.41
Of which: from discontinued operations (reais)	-	-
from continuing operations (reais)	0.48	0.41

The capital increase operation described in note 11.a has an impact on the basic and diluted earnings per share of the previous year due to the alteration in the number of shares outstanding. For this reason, the information regarding the three-month period ended March 31, 2017 has been restated in accordance with the applicable regulations.

4.            Remuneration and other benefits paid to the Bank's directors and senior managers

Note 5 to the Group's consolidated financial statements for the year ended December 31, 2017 includes the detail of the remuneration and other benefits paid to the Bank's directors and senior managers in 2017 and 2016.

The most salient data relating to the aforementioned remuneration and benefits for the three-month periods ended March 31,  2018 and 2017 are summarized as follows:

Remuneration of members of the board of directors (1)

	Thousands of euros
	03-31-18	03-31-17

Members of the board of directors:
Type of remuneration
Fixed salary remuneration of executive directors	1,439	1,741
Variable remuneration in cash of executive directors	-	-
Attendance fees of directors	266	211
Bylaw-stipulated annual directors’ emoluments	878	933
Other (except insurance premiums)	358	507
Sub-total	2,941	3,392

Transactions with shares and/or other financial instruments	-	-
	2,941	3,392

	Thousands of reais
	03-31-18	03-31-17

Members of the board of directors:
Type of remuneration
Fixed salary remuneration of executive directors	5,738	5,825
Variable remuneration in cash of executive directors	-	-
Attendance fees of directors	1,060	705
Bylaw-stipulated annual directors’ emoluments	3,499	3,122
Other (except insurance premiums)	1,428	1,696
Sub-total	11,725	11,348

Transactions with shares and/or other financial instruments	-	-
	11,725	11,348

(1)The notes to the annual consolidated financial statements for 2018 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors.

Other benefits of the members of the board of directors

	Thousands of euros
	03-31-18	03-31-17

Members of the board of directors:
Other benefits
Advances	-	-
Loans granted	86	121
Pension funds and plans: Provisions and/or contributions (1)	1,409	1,224
Pension funds and plans: Accumulated rights (2)	75,793	121,413
Life insurance premiums	405	579
Guarantees provided for directors	-	-

	Thousands of reais
	03-31-18	03-31-17

Members of the board of directors:
Other benefits
Advances	-	-
Loans granted	352	408
Pension funds and plans: Provisions and/or contributions (1)	5,619	4,096
Pension funds and plans: Accumulated rights (2)	302,238	406,245
Life insurance premiums	1,615	1,937
Guarantees provided for directors	-	-

(1)Corresponds to the provisions and/or contributions made in the first three months of 2018 and 2017 for retirement pensions and supplementary benefits surviving spouse and child benefits, and permanent disability.

(2)Corresponds to the rights accrued by the directors in matters of pensions. It also includes for informational purposes the rights accumulated by Mr. Rodrigo Echenique Gordillo, although these rights corresponded to Mr. Echenique before his appointment as executive director. Additionally, former members of the board had at March 31, 2018 and March 31, 2017 rights accrued for this concept for 78,565 thousand of euros (313,294 thousand of reais) and 82,522 thousand of euros (276,118 thousand of reais), respectively.

Remuneration of senior management (1) (2)

The table below includes the corresponding amounts related to remunerations of senior management at March 31, 2018 and 2017, excluding the executive directors:

	Thousands of euros
	03-31-18	03-31-17

Senior management:
Total remuneration of senior management	8,081	5,234

	Thousands of reais
	03-31-18	03-31-17

Senior management:
Total remuneration of senior management	32,224	17,514

(1)Remunerations regarding to members of senior management who, during the three month period ended March 31, 2018, had ceased their duties amount to EUR 10 thousand (39 thousands of reais)  (March 31, 2017: EUR 460 thousand  (1,539 thousands of reais)).

(2)The number of senior managers of the Bank, excluding executive directors, changed from 17 in the first three months of 2017 to 19 in the first three months of 2018.

The annual variable remunerations (or bonuses) for 2017 paid to the directors and the other members of senior management was disclosed in the information on remuneration set forth in the financial statements for that year. Similarly, the variable remunerations allocable to 2018 profit or loss, which will be submitted for approval by the board of directors, will be disclosed in the financial statements for 2018.

Funds and pension plans of senior management

	Thousands of euros
	03-31-18	03-31-17

Senior management:
Pension funds: Endowments and / or contributions (1)	1,430	3,214
Pension funds: Accumulated rights (2)	67,548	61,850

	Thousands of reais
	03-31-18	03-31-17

Senior management:
Pension funds: Endowments and / or contributions (1)	5,702	10,752
Pension funds: Accumulated rights (2)	269,361	206,950

(1)Corresponding to the endowments and / or contributions made during the first three months of 2018 and 2017 for retirement pensions.

(2)Corresponds to the rights accrued by members of senior management in the area of pensions. In addition, former members of senior management had at March 31, 2018 and March 31, 2017 rights accumulated for this same concept for EUR 187,797 thousand (748,874 thousand of reais) and EUR 175,864 thousand (588,437 thousand of reais), respectively.

5.          Financial assets

a)    Breakdown

The detail, by nature and category for measurement purposes, of the Group's financial assets, other than the balances relating to Cash,  cash balances at central banks and other deposits on demand and Hedging derivatives, at March 31, 2018 (IFRS 9) and December 31, 2017 (IAS 39) is as follows,  presented by nature and categories for valuation purposes:

	Millions of euros
	03-31-18 (*)
	Financial assets held for trading	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost

Derivatives	55,567	-	-	-	-
Equity instruments	17,941	2,696	-	2,929	-
Debt instruments	32,059	2,058	3,086	119,267	41,047
Loans and advances	19,024	328	50,046	1,089	874,407
Central Banks	-	-	8,452	-	16,888
Credit institutions	8,394	-	21,206	-	33,326
Customers	10,630	328	20,388	1,089	824,193
Total	124,591	5,082	53,132	123,285	915,454

	Millions of reais
	03-31-18 (*)
	Financial assets held for trading	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost

Derivatives	227,482	-	-	-	-
Equity instruments	73,449	11,036	-	11,991	-
Debt instruments	131,242	8,427	12,633	488,257	168,039
Loans and advances	77,884	1,344	204,881	4,458	3,579,646
Central Banks	-	-	34,602	-	69,137
Credit institutions	34,365	-	86,813	-	136,428
Customers	43,519	1,344	83,466	4,458	3,374,081
Total	510,057	20,807	217,514	504,706	3,747,685

(*)See reconciliation of IAS 39 December 31, 2017 to IFRS 9 January 1, 2018 (Note 1.b).

	Millions of euros
	12-31-17
	Financial assets held for trading	Financial assets measured at fair value through profit or loss	Financial assets available-for- sale	Loans and receivables	Investments held-to- maturity

Derivatives	57,243	-	-	-	-
Equity instruments	21,353	933	4,790	-	-
Debt instruments	36,351	3,485	128,481	17,543	13,491
Loans and advances	10,511	30,364	-	885,470	-
Central Banks	-	-	-	26,278	-
Credit institutions	1,696	9,889	-	39,567	-
Customers	8,815	20,475	-	819,625	-
Total	125,458	34,782	133,271	903,013	13,491

	Millions of reais
	12-31-17
	Financial assets held for trading	Financial assets measured at fair value through profit or loss	Financial assets available-for- sale	Loans and receivables	Investments held-to- maturity

Derivatives	227,421	-	-	-	-
Equity instruments	84,832	3,705	19,031	-	-
Debt instruments	144,419	13,844	510,443	69,696	53,599
Loans and advances	41,760	120,631	-	3,517,884	-
Central Banks	-	-	-	104,401	-
Credit institutions	6,740	39,288	-	157,195	-
Customers	35,020	81,343	-	3,256,288	-
Total	498,432	138,180	529,474	3,587,580	53,599

b)    Valuation adjustments for impairment of financial assets at amortized cost portfolio

The following is the movement that has taken place, during the three-month periods ended March 31, 2018 (IFRS 9) and 2017 (IAS 39), in the balance of provisions that cover losses due to impairment of assets which comprise the heading balance of the financial assets at amortized cost:

	Millions of euros
	03-31-18 (*)	03-31-17

Balance as at beginning of period	26,656	24,899

Impairment losses charged to income for the period	2,632	2,886
Of which:
Impairment losses charged to income	5,494	5,036
Impairment losses reversed with a credit to income	(2,862)	(2,150)
Write-off of impaired balances against recorded impairment allowance	(2,890)	(3,623)
Exchange differences and other changes	(329)	(62)

Balance as at end of period	26,069	24,100

Of which, relating to:
Impaired assets	17,052	15,067
Of which, arising from country risk	26	29
Other assets	9,017	9,033

Of which:
Individually calculated	6,676	6,384
Collectively calculated	19,393	17,716

	Millions of reais
	03-31-18 (*)	03-31-17

Balance as at beginning of period	105,903	85,417

Impairment losses charged to income for the period	10,496	9,658
Of which:
Impairment losses charged to income	21,911	16,851
Impairment losses reversed with a credit to income	(11,415)	(7,193)
Write-off of impaired balances against recorded impairment allowance	(11,524)	(12,122)
Exchange differences and other changes	1,848	(1,494)

Balance as at end of period	106,723	81,459

Of which, relating to:
Impaired assets	69,809	50,928
Of which, arising from country risk	108	97
Other assets	36,914	30,531

Of which:
Individually calculated	27,330	21,579
Collectively calculated	79,393	59,880

(*)See reconciliation of IAS 39 December 31, 2017 to IFRS 9 January 1, 2018 (Note 1.b).

Previously written-off assets recovered during the first three months of 2018 and 2017 amount to EUR 345 million and to EUR 477 million (1,377 and 1,598 million of reais), respectively. Considering these amounts, the recorded impairment of financial assets at amortized cost is 2,287 and EUR 2,409 million  (9,119 and 8.060 million of reais), respectively.

c)    Impaired assets of financial assets at amortized cost portfolio

The movement produced, during the three-month periods ended March 31, 2018 (IFRS 9) and 2017 (IAS 39), in the balance of financial assets classified at amortized cost and considered doubtful by reason for the credit risk is as follows:

	Millions of euros
	03-31-18	03-31-17

Balance as at beginning of period	37,275	33,350
Net additions	2,358	1,814
Written-off assets	(2,890)	(3,623)
Changes in scope of consolidation	-	18
Exchange differences and other	146	542
Balance as at end of period	36,889	32,101

	Millions of reais
	03-31-18	03-31-17

Balance as at beginning of period	148,091	114,408
Net additions	9,403	6,070
Written-off assets	(11,524)	(12,122)
Changes in scope of consolidation	-	60
Exchange differences and other	5,045	84
Balance as at end of period	151,015	108,500

This amount, after deducting the related allowances, represents the Group's best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.

d)    Fair value of financial assets not measured at fair value

Following is a comparison of the carrying amounts of the Group's financial assets measured at other than fair value and their respective fair values at March 31, 2018 (IFRS 9) and December 31, 2017 (IAS 39):

	Millions of euros			Millions of euros
	03-31-18(*)			12-31-17
	Carrying amount	Fair value		Carrying amount	Fair value
Financial assets at amortized cost			Loans and receivables
Loans and advances	874,407	885,844	Loans and advances	885,470	895,645
Central banks	16,888	16,906	Central banks	26,278	26,301
Loans and advances to credit institutions	33,326	33,520	Loans and advances to credit institutions	39,567	39,887
Loans and advances to customers	824,193	835,418	Loans and advances to customers	819,625	829,457
Debt instruments	41,047	40,918	Debt instruments	31,034	31,094
ASSETS	915,454	926,762	ASSETS	916,504	926,739

	Millions of reais			Millions of reais
	03-31-18(*)			12-31-17
	Carrying amount	Fair value		Carrying amount	Fair value
Financial assets at amortized cost			Loans and receivables
Loans and advances	3,579,646	3,626,468	Loans and advances	3,517,884	3,558,308
Central banks	69,137	69,210	Central banks	104,401	104,491
Loans and advances to credit institutions	136,428	137,224	Loans and advances to credit institutions	157,195	158,467
Loans and advances to customers	3,374,081	3,420,034	Loans and advances to customers	3,256,288	3,295,350
Debt instruments	168,039	167,510	Debt instruments	123,295	123,533
ASSETS	3,747,685	3,793,978	ASSETS	3,641,179	3,681,841

(*)See reconciliation of IAS 39 December 31, 2017 to IFRS 9 January 1, 2018 (Note 1.b).

The main valuation methods and inputs used in the estimation of the fair value of the financial assets of the previous table are detailed in Note 51.c of the consolidated financial statements for the year 2017, taking into account IFRS 9 that has come into force on January 1, 2018 (Note 1.b).

6.            Non-current assets held for sale

The detail, by nature, of the Group's non-current assets held for sale at March 31,  2018 and December 31, 2017 is as follows presented by nature:

	Millions of euros
	03-31-18	12-31-17

Tangible assets	5,875	11,661
Of which:
Foreclosed assets	5,611	11,566
Of which: Property assets in Spain*	4,601	10,533
Other tangible assets held for sale	264	95
Other assets	33	3,619
	5,908	15,280

	Millions of reais
	03-31-18	12-31-17

Tangible assets	24,053	46,325
Of which:
Foreclosed assets	22,971	45,949
Of which: Property assets in Spain*	18,836	41,847
Other tangible assets held for sale	1,082	376
Other assets	131	14,382
	24,184	60,707

(*)On March 18, the agreement for the operation of the real estate business of Popular with Blackstone was materialized (Note 2).

At March 31,  2018, the allowance that covers the value of the foreclosed assets represents the 49%  (December 31, 2017:  50%). The net charges recorded in the first three months of 2018  and 2017 amounted to EUR 69 million and EUR 84 million (253 and 280 million of reais), and the recoveries undergone during those periods amount to EUR 5 and EUR  13 million  (22 and 43 million of reais) respectively.

In the first three months of 2018, the Group sold, for a net total of approximately EUR 234 million  (933 million of reais), foreclosed properties with a gross carrying amount of EUR 357 million  (1,424 million of reais),  for which provisions totaling EUR 142 million (566 million of reais)  had been recognized. These sales gave rise to gains of EUR 19 million (75 million of reais).

In addition, other tangible assets were sold for EUR 49 million (195 million of reais), giving rise to a gain of EUR 3 million (12 million of reais).

7.           Tangible assets

a)    Changes in the period

In the first three months of 2018 and 2017, tangible assets were acquired for EUR 2,137 million  (8,522 million of reais)  and EUR 1,731 million  (5,792 million of reais) respectively.

Also, in the first three months of 2018 and 2017 tangible asset items were disposed of with a carrying amount of EUR 1,214 million (4,842 million of reais) and EUR 933 million  (3,121 million of reais) respectively, giving rise to a net gain of EUR 18 million (72 million of reais)  and EUR 11 million  (39 million of reais) respectively.

b)    Impairment losses

In the first three months of 2018 and 2017, there were impairment losses on elements of tangible assets (mainly assets leased out under operating leases) amounting to EUR 10 million  (40 million of reais)  and EUR 12 million  (41  million of reais), which were recognized under Impairment on non-financial assets (net) in the condensed consolidated income statement.

c)    Property, plant and equipment purchase commitments

At March 31,  2018  and 2017, the Group did not have any significant commitments to purchase property, plant and equipment items.

8.           Intangible assets

a)    Goodwill

The detail of Intangible Assets - Goodwill at March 31,  2018 and December 31, 2017, based on the cash-generating units giving rise thereto, is as follows:

	Millions of euros
	03-31-18	12-31-17

Santander UK	8,493	8,375
Banco Santander (Brasil), S.A.	4,841	4,988
Bank Zachodni WBK S.A.	2,454	2,473
Santander Consumer USA Holdings Inc.	1,954	2,007
Santander Bank, National Association	1,667	1,712
Santander Consumer Germany	1,217	1,217
Santander Asset Management	1,173	1,173
Banco Santander Totta, S.A.	1,040	1,040
Banco Santander (Chile)	670	676
Santander Consumer Bank (Nordics)	504	518
Grupo Financiero Santander (México)	434	413
Other entities (*)	1,165	1,177
	25,612	25,769

	Millions of reais
	03-31-18	12-31-17

Santander UK	34,770	33,275
Banco Santander (Brasil), S.A.	19,816	19,816
Bank Zachodni WBK S.A.	10,045	9,826
Santander Consumer USA Holdings Inc.	7,998	7,974
Santander Bank, National Association	6,823	6,802
Santander Consumer Germany	4,980	4,833
Santander Asset Management	4,802	4,660
Banco Santander Totta, S.A.	4,258	4,132
Banco Santander (Chile)	2,743	2,685
Santander Consumer Bank (Nordics)	2,062	2,057
Grupo Financiero Santander (México)	1,776	1,641
Other entities (*)	4,776	4,675
	104,849	102,376

(*)As of March 31, 2018 and December 31, 2017 includes EUR 248 million of Banco Popular Español, S.A. (1,015 and 933 million of reais, respectively).

In the first three months of 2018, goodwill decreased by EUR 157 million  (2,473 million of reais) due to exchange differences  (Note 11),  which pursuant to current regulations, were recognized with a debit to Other accumulated results – items that may be reclassified to profit or loss - Exchange differences in equity through the condensed consolidated statement of recognized income and expense.

Note 17 to the consolidated financial statements for the year ended December 31, 2017 includes detailed information on the procedures followed by the Group to analyses the potential impairment of the goodwill recognized with respect to its recoverable amount and to recognize the related impairment losses, where appropriate.

Accordingly, based on the analysis performed of the available information on the performance of the various cash-generating units which might evidence the existence of indicators of impairment, the Group's directors concluded that in the first three months of 2018 there were no impairment losses which required recognition.

b)   Other intangible assets

During the first three months of 2018 and 2017, there were not significant impairment losses.

9.           Financial liabilities

a)    Breakdown

The following is a breakdown of the Group's financial liabilities, other than the balances corresponding to the Derivatives - hedge accounting heading, as of March 31, 2018 and December 31, 2017, presented by nature and categories for valuation purposes:

	Millions of euros
	03-31-18 (*)			12-31-17
	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortized cost	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortized cost

Derivatives	54,163	-	-	57,892	-	-
Short Positions	20,474	-	-	20,979	-	-
Deposits	20,535	57,261	882,906	28,753	55,971	883,320
Central banks	-	9,345	73,920	282	8,860	71,414
Credit institutions	1,654	15,439	93,005	292	18,166	91,300
Customer	18,881	32,477	715,981	28,179	28,945	720,606
Debt instruments	-	2,445	221,540	-	3,056	214,910
Other financial liabilities	-	-	30,067	-	589	27,839
Total	95,172	59,706	1,134,513	107,624	59,616	1,126,069

	Millions of reais
	03-31-18 (*)			12-31-17
	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortized cost	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortized cost

Derivatives	221,731	-	-	230,000	-	-
Short Positions	83,816	-	-	83,348	-	-
Deposits	84,067	234,416	3,614,447	114,230	222,369	3,509,343
Central banks	1	38,258	302,616	1,120	35,201	283,721
Credit institutions	6,772	63,202	380,746	1,158	72,172	362,725
Customer	77,294	132,956	2,931,085	111,952	114,996	2,862,897
Debt instruments	-	10,010	906,941	-	12,143	853,816
Other financial liabilities	-	1	123,088	-	2,339	110,600
Total	389,614	244,427	4,644,476	427,578	236,851	4,473,759

(*)See reconciliation of IAS 39 December 31, 2017 to IFRS 9 January 1, 2018 (Note 1.b).

b)    Information on issues, repurchases or redemptions of debt instruments issued

The detail of the balance of debt securities issued according to their nature is:

	Millions of euros
	03-31-18	12-31-17
Bonds and debentures outstanding	177,624	176,719
Subordinated	23,789	21,382
Promissory notes and other securities	22,572	19,865
Total debt instruments issued	223,985	217,966

	Millions of reais
	03-31-18	12-31-17
Bonds and debentures outstanding	727,160	702,086
Subordinated	97,385	84,951
Promissory notes and other securities	92,406	78,922
Total debt instruments issued	916,951	865,959

The detail, at March 31, 2018 and 2017, of the outstanding balance of the debt instruments, excluding promissory notes, which at these dates had been issued by the Bank or any other Group entity is disclosed below. Also included is the detail of the changes in this balance in the first three months of 2018 and 2017:

	Millions of euros
	03-31-18
	Opening balance at 01-01-18	Perimeter	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance at 03-31-18

Bonds and debentures outstanding	176,719	-	17,438	(14,528)	(2,005)	177,624
Subordinated	21,382	-	2,750	(83)	(260)	23,789
Bonds and debentures outstanding and subordinated liabilities issued	198,101	-	20,188	(14,611)	(2,265)	201,413

	Millions of reais
	03-31-18
	Opening balance at 01-01-18	Perimeter	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance at 03-31-18

Bonds and debentures outstanding	702,086	-	69,537	(57,933)	13,470	727,160
Subordinated	84,951	-	10,966	(331)	1,799	97,385
Bonds and debentures outstanding and subordinated liabilities issued	787,037	-	80,503	(58,264)	15,269	824,545

	Millions of euros
	03-31-17
	Opening balance at 01-01-17	Perimeter	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance at 03-31-17

Bonds and debentures outstanding	183,278	-	14,837	(20,803)	(974)	176,338
Subordinated	19,873	-	1,050	(61)	137	20,999
Bonds and debentures outstanding and subordinated liabilities issued	203,151	-	15,887	(20,864)	(837)	197,337

	Millions of reais
	03-31-17
	Opening balance at 01-01-17	Perimeter	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance at 03-31-17
Bonds and debentures outstanding	628,733	-	49,644	(69,606)	(12,747)	596,024
Subordinated	68,176	-	3,513	(204)	(510)	70,975
Bonds and debentures outstanding and subordinated liabilities issued	696,909	-	53,157	(69,810)	(13,257)	666,999

In March 2018, Banco Santander, S.A. communicated that the placement of preference shares contingently convertible into newly issued ordinary shares of the Bank was carried out, excluding the right of preferential subscription of its shareholders and for a nominal amount of EUR 1,500 million (the "Issuance" and the CCPSs").

The Issuance is made at pair and the remuneration of the CCPSs, whose payment is subject to certain conditions and is also discretionary, has been fixed at an annual 4.75% for the first seven years, being revised thereafter every five years  applying a margin of 409.7 basis-point over the Mid-Swap Rate in five-year euros (5‑year Euro Mid-Swap Rate).

c)   Other issues guaranteed by the Group

At March 31, 2018 and 2017, there were no debt instruments issued by associates or non-Group third parties that had been guaranteed by the Bank or any other Group entity.

d)   Fair value of financial liabilities not measured at fair value

Following is a comparison between the value by which the Group's financial liabilities are recorded that are measured using criteria other than fair value and their corresponding fair value at March 31, 2018 and December 31, 2017:

	Millions of euros
	03-31-18		12-31-17
	Carrying		Carrying
	amount	Fair value	amount	Fair value
Deposits	882,906	880,761	883,320	883,880
Central banks	73,920	73,267	71,414	70,713
Credit institutions	93,005	93,125	91,300	91,767
Customer	715,981	714,369	720,606	721,400
Debt instruments	221,540	226,479	214,910	221,276
Other financial liabilities	30,067	29,851	27,839	27,615
Liabilities	1,134,513	1,137,091	1,126,069	1,132,771

	Millions of reais
	03-31-18		12-31-17
	Carrying		Carrying
	amount	Fair value	amount	Fair value
Deposits	3,614,447	3,605,659	3,509,343	3,511,567
Central banks	302,616	299,940	283,721	280,936
Credit institutions	380,746	381,235	362,725	364,581
Customer	2,931,085	2,924,484	2,862,897	2,866,050
Debt instruments	906,941	927,160	853,816	879,107
Other financial liabilities	123,088	122,204	110,600	109,712
Liabilities	4,644,476	4,655,023	4,473,759	4,500,386

The main valuation methods and inputs used in the estimation of the fair value of the financial liabilities in the previous table are detailed in Note 51.c of the consolidated financial statements for 2017, other than those mentioned in these interim financial statements.

10.          Provisions

a)    Provisions for Pensions and other post-retirements obligations and Other long term employee benefits

The variation experienced by the balance of the Pensions and other post-retirements obligations and other long term employee benefits from December 31, 2017 to March 31, 2018, is mainly due to lower actuarial losses in the quarter as a result of changes in actuarial assumptions (see note 11.c).

b)   Provisions for Taxes and other legal contingencies and Other provisions

Set forth below is the detail, by type of provision, of the balances at March 31,  2018 and at December 31, 2017 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	Millions of euros
	03-31-18	12-31-17

Provisions for taxes	982	1,006
Provisions for employment-related proceedings (Brazil)	876	868
Provisions for other legal proceedings	1,352	1,307
Provision for customer remediation	820	885
Regulatory framework-related provisions	106	101
Provision for restructuring	335	360
Other	1,290	1,314
	5,761	5,841

	Millions of reais
	03-31-18	12-31-17

Provisions for taxes	4,020	3,997
Provisions for employment-related proceedings (Brazil)	3,587	3,448
Provisions for other legal proceedings	5,533	5,195
Provision for customer remediation	3,357	3,517
Regulatory framework-related provisions	434	401
Provision for restructuring	1,371	1,431
Other	5,285	5,220
	23,587	23,209

Relevant information is set forth below in relation to each type of provision shown in the preceding table:

The provisions for taxes include provisions for tax-related proceedings.

The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor's office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers.

The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Santander Group companies.

The provisions for customer remediation include the estimated cost of payments to remedy errors relating to the sale of certain products in the UK and the estimated cost of the Banco Popular floor clauses. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.

The regulatory framework-related provisions include mainly the provisions for the extraordinary contribution to FSCS (Financial Services Compensation Scheme) and the Bank Levy in the UK, and those relating to Banking Tax in Poland.

The provisions for restructuring include only the direct costs arising from restructuring processes carried out by the various Group companies.

Qualitative information on the main litigation is provided in Note 10.c.

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.

The main changes in provisions for taxes and other legal contingencies and other provisions are disclose in note 10.b. With regard to Brazil, the main charges to profit or loss in the period ended March 31, 2018 were EUR 48 million (191 million of reais) due to civil contingencies and EUR 59 million (235 million of reais) arising from employment related claims. This increase was offset partially by the use of available provisions of which EUR 52 million (207 million of reais) were related to payments of employment-related claims and EUR 37 million (148 million of reais) due to civil contingencies. With regard with United Kingdom, EUR 2 million (8  million of reais) due to customer remediation, and EUR 34 million (136 million of reais) due to customer remediation. In terms of regulatory framework, EUR 26 million (104 million of reais) are allocated, which is offset by the use of EUR 37 million (148 million of reais) in the quarter (Bank Levy and FSCS). In addition, EUR 23 million (92 million of reais) derived from the regulatory framework and paid in the quarter in Poland have been provisioned. An amount of EUR 47 million (187 million of reais) have been used to compensate customers derived from floor clauses from Banco Popular.

c)   Litigation and other matters

i.  Tax-related litigation

At March 31, 3018 the main tax-related proceedings concerning the Group were as follows:

-    Legal actions filed by Banco Santander (Brasil) S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008, a provision having been recognized for the amount of the estimated loss.

-    Legal actions filed by Banco Santander, S.A. (currently Banco Santander (Brasil) S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander, S.A., the legal action was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favor of Banco Santander, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. On April 23, 2015, the Federal Supreme Court issued a decision granting leave for the extraordinary appeal filed by the Brazilian authorities with regard to the PIS contribution to proceed, and dismissing the extraordinary appeal lodged by the Brazilian Public Prosecutor's Office in relation to the COFINS contribution. The Federal Supreme Court has not yet handed down its decision on the PIS contribution and, with regard to the COFINS contribution, on May 28, 2015, the Federal Supreme Court in plenary session unanimously rejected the extraordinary appeal filed by the Brazilian Public Prosecutor's Office, and the petition for clarification ("embargos de declaraçao") subsequently filed by the Brazilian Public Prosecutor's Office, which on September 3, 2015 admitted that no further appeals may be filed. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil) S.A.), in March 2007 the court found in its favor, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil) S.A. filed an appeal at the Federal Supreme Court. Law 12,865/2013 established a program of payments or deferrals of certain tax and social security debts, under which any entities that availed themselves of the program and withdrew the legal actions brought by them were exempted from paying late-payment interest. In November 2013 Banco Santander (Brasil) S.A. partially availed itself of this program but only with respect to the legal actions brought by the former Banco ABN AMRO Real, S.A. in relation to the period from September 2006 to April 2009, and with respect to other minor actions brought by other entities in its Group. However, the legal actions brought by Banco Santander, S.A. and those of Banco ABN AMRO Real, S.A. relating to the periods prior to September 2006, for which a provision for the estimated loss was recognized, still persist.

-    Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the ground that the relevant requirements under the applicable legislation were not met. No provision was recognized in connection with the amount considered to be a contingent liability. In august 2017, the Bank and other entities of the Group have adhered to the program of fractioning and payment of tax debts provided for in Provisional Measure 783/2017 in relation to different administrative processes of the years 1999 to 2005.

-    Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. No provision was recognized in connection with the amount considered to be a contingent liability.

-    In addition, Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. A provision was recognized in connection with the amount of the estimated loss.

-    In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSLL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil) S.A. did not meet the necessary legal requirements to be able to deduct the goodwill arising on the acquisition of Banco Santander Banespa, S.A. (currently Banco Santander (Brasil) S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (the Brazilian Tax Appeal Administrative Council, CARF), which on October 21, 2011 unanimously decided to render the infringement notice null and void. The tax authorities appealed against this decision at a higher administrative level. On May 11, 2017, the Superior Chamber of Tax Appeals of the Administrative Council of Tax Appeals, in a split decision, reverted the previous unanimous decision reached by the Brazilian Tax Appeal Administrative Council and issued a judgment in favor of the Brazilian taxing authorities. This decision has been subject to clarification action which has been dismissed, as such, the decision has been appealed. In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil) S.A. filed an appeal against these procedures at CARF, which was partially upheld on October 8, 2013. This decision has been appealed. On July 4, 2017 and November 8, 2017, the CARF ruled in favor of the Brazilian taxing authorities with regards to the annual periods for the years ended 2005, 2006 and 2007. These rulings have been subject to a clarification action. In December 2013 the Brazilian tax authorities issued the infringement notice relating to 2008, the last year for amortization of the goodwill. Banco Santander (Brasil) S.A. appealed against this infringement notice and the court found in its favor. The Brazilian tax authorities appealed against this decision at CARF. Based on the advice of its external legal counsel, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notices. Accordingly, the risk of incurring a loss is remote. Consequently, no provisions were recognized in connection with these proceedings because this matter should not affect the interim financial statements.

-    In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM, currently Produban Serviços de Informática S.A.) and Banco Santander (Brasil) S.A. (currently Banco Santander (Brasil) S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers' funds and for the clearing services provided by Banco Santander (Brasil) S.A. to DTVM in 2000, 2001 and the first two months of 2002. The two entities appealed against the infringement notices at CARF, with DTVM obtaining a favorable decision and Banco Santander (Brasil) S.A. an unfavorable decision. Both decisions were appealed by the losing parties at the High Chamber of CARF, and unfavorable decisions were obtained by Banco Santander (Brasil) S.A. and DTVM on June 12 and 19, 2015, respectively. Both cases were appealed at court in a single proceeding and a provision was recognized for the estimated loss.

-    In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros S.A. (Brazil), current Zurich Santander Brasil Seguros e Previdência S.A., as the successor by merger to ABN AMRO Brazil Dois Participações, S.A., in relation to income tax (IRPJ and CSLL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The bank filed an appeal for reconsideration against this infringement notice and subsequently appealed before the CARF, whose resolution partly in favor has been appealed by the Unión Federal and Zurich Santander Brasil Seguros e Previdência S.A. As the former parent of Santander Seguros S.A. (Brasil), Banco Santander (Brasil) S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability.

-    In June 2013, the Brazilian tax authorities issued an infringement order against Banco Santander (Brasil) SA as the party responsible for the capital gains tax allegedly obtained in Brazil by the non-resident entity in Brazil, Sterrebeeck BV, on the occasion of the operation of 'incorporation of ações' carried out in August 2008. As a result of the aforementioned operation, Banco Santander (Brasil) SA acquired all the shares of Banco ABN AMRO Real SA and ABN AMRO Brasil Dois Participações SA through the delivery to the shareholders of these newly issued share entities of Banco Santander (Brasil) SA, issued in a capital increase carried out for this purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. obtained income subject to tax in Brazil consisting of the difference between the issue value of the shares of Banco Santander (Brasil) S.A. that were received and the acquisition cost of the shares delivered in the exchange. After the appeal for reconsideration lodged at the Federal Tax Office was dismissed by the Delegacia da Receita Federal, the Group, in December 2014, appealed against the infringement notice at CARF, which, in March 2018, in a split decision settled by the casting vote of the Chairman, has dismissed the appeal filed by the Group. This decision will be subject to clarification action and further appeal at the CARF. Based on the advice of its external legal counsel, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notice. Accordingly, the risk of incurring a loss is remote. Consequently, the Group has not recognized any provisions in connection with these proceedings because this matter should not affect the interim financial statements.

-    In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortization of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortization performed after the merger. On the advice of its external legal counsel, Banco Santander (Brasil) S.A. lodged an appeal against this decision at the Federal Tax Office and obtained a favorable decision in July 2015. Such decision was appealed by the Brazilian tax authorities before the CARF, which ruled in their favor. Consequently, in November 2016 the Bank lodged an appeal before the Higher Chamber of Tax Appeals. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability.

-    Banco Santander (Brasil) S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortization of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A. No provision was recognized in connection with this matter as it was considered to be a contingent liability.

-    Banco Santander (Brazil) S.A. and other companies of the Group in Brazil are undergoing administrative and judicial procedures against Brazilian tax authorities for not admitting tax compensation with credits derived from other tax concepts, not having registered a provision for such amount since it is considered to be a contingent liability.

-    Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit for taxes paid outside the United States in fiscal years 2003 to 2005 in connection with a Trust created by Santander Holdings USA, Inc. in relation to financing transactions carried out with an international bank. Santander Holdings USA, Inc. considered that, in accordance with applicable tax legislation, it was entitled to recognize the aforementioned tax credits as well as the related issuance and financing costs. In addition, if the final outcome of this legal action were to be favorable to the interests of Santander Holdings USA, Inc., the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. On November 13, 2015, the District Court Judge ruled in favor of Santander Holdings USA, Inc., ordering the amounts paid over with respect to 2003 to 2005 to be refunded. The US Government appealed the decision at the US Court of Appeals for the First Circuit and on December 16, 2016 said Court reversed the

District Court's decision as to the economic substance of the Trust transaction and the foreign tax credits claimed for the Trust transaction, and referred the case back to the District Court for its ruling over certain matters pending resolution, including the refund claim and the justification of sanctions. On March 16, 2017, Santander Holdings USA, Inc. filed a petition with the U.S. Supreme Court to hear its appeal of the First Circuit Court's decision and on June 26, 2017, the U.S. Supreme Court denied Santander Holdings USA, Inc.´s petition to hear its appeal and returned the case to the District Court as ordered by the U.S. Court of Appeals for the First Circuit. The parties are currently awaiting the District Court´s decision over Santander Holdings USA, Inc. petition to have a summary judgement related to the matters pending resolution. The estimated loss relating to this litigation is provided for.

-    In 2007 the European Commission opened an investigation into illegal state aid to the Kingdom of Spain in connection with Article 12.5 of the former Consolidated Text of the Corporate Tax Law. The Commission issued the Decision 2011/5/CE of October 28, 2009, on acquisitions of subsidiaries resident in the EU and decision 2011/282/UE of January 12, 2011, on the acquisition of subsidiaries not resident in the EU, ruling that the deduction regulated pursuant to Article 12.5 constituted illegal State aid. These decisions were subject to appeal by Banco Santander and other companies before the European Union General Court. In November 2014, the General Court delivered judgment annulling the prior decisions, and that judgment was appealed before the European Court of Justice by the Commission. In December 2016 the European Court of Justice delivered judgment setting aside the appeal and remanded the file to the General Court, which shall deliver a new judgment assessing the other annulment pleas raised by the petitioners, which, in turn, may be subject to an appeal before the Court of Justice. The Group, in accordance with the advice from its external lawyers, has not recognized provisions for these suits since they are considered to be a contingent liability.

-    At the date of approval of these interim financial statements certain other less significant tax-related proceedings were also in progress.

ii.  Non-tax-related proceedings

At March 31, 2018, the main non-tax-related proceedings concerning the Group were as follows:

-    Compensation to customers (customer remediation): claims associated with the sale of certain financial products (mainly payment protection insurance - PPI) by Santander UK to its customers. As of March 31, 2018, the provision for this concept amounts to 327 millions of pounds (374 and 1,531 millions of euros and reais, respectively).

-    Delforca: Dispute arising from equity swaps entered into by Gaesco (now Delforca 2008, S.A.) on shares of Inmobiliaria Colonial. An initial arbitration ruled in favor of the Bank, but this ruling was annulled due to issues regarding the president of the tribunal and one of the items of evidence presented by Delforca. Faced with a second arbitration initiated by the Bank, and after the latter had obtained a preventive attachment in its favor (currently waived), Delforca declared bankruptcy. Prior to this, Delforca and its parent, Mobiliaria Monesa, S.A., launched other lawsuits claiming damages due to the Bank's actions before civil courts in Madrid, later shelved, and in Santander, currently stayed on preliminary civil ruling grounds.

During the insolvency proceeding, Barcelona Commercial court no. 10 ordered the stay of the arbitration proceeding, the termination of the arbitration agreement, the lack of recognition of the contingent claim and a breach by the Bank, and dismissed the Bank's request to conclude the proceeding due to the non-existence of insolvency. Following the appeals filed by the Bank, the Barcelona Provincial Appellate Court revoked all these decisions, except that relating to the rejection of the conclusion of the proceeding, which gave rise to the resumption of the arbitration process, in which the Partial Award was issued, rejecting the procedural exceptions raised by Delforca, resolution which was appealed by Delforca. Delforca appealed against the decisions rejected the resolution of the arbitration agreement and the recognition of the contingent claim in favor of the Bank. Furthermore, Delforca and its parent have requested from the judge of the insolvency case the repayment of the security deposit executed by the Bank to settle the swaps, being these processes under processing. The Bank has not recognized any provisions in this connection.

-    Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity's Bylaws in the event that the entity obtained a profit and that the distribution of this profit were approved by the Board of Directors.  The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000, as agreed by the Board of Directors, and the relevant clause was eliminated in 2001. The Regional Employment Court ordered the bank to pay this half-yearly bonus in September 2005 and the bank filed an appeal against the decision at the High Employment Court (“TST”) and, subsequently, at the Federal Supreme Court (“STF”). The TST confirmed the judgment against the bank, whereas the STF rejected the extraordinary appeal filed by the bank in a decision adopted by only one of the Court members, thereby also upholding the order issued to the bank. This decision was appealed by the bank and the association. Only the appeal lodged by the bank has been given leave to proceed and will be decided upon by the STF in plenary session. The STF recently handed down a decision on a matter relating to a third party that upholds one of the main arguments put forward by the Bank. The Bank has not recognized any provisions in this connection.

-    'Planos económicos': Like the rest of the banking system, Santander Brazil has been the subject of claims from customers, mostly depositors, and of civil class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation ('planos económicos'). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice (STJ) set the limitation period for these class actions at five years, as claimed by the banks, rather than 20 years, as sought by the claimants, which will probably significantly reduce the number of actions brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the STJ and the Federal Supreme Court (STF) with which the matter is expected to be definitively settled. In August 2010, the STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the amount thereof, and once again confirming the five-year statute-of-limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress were stayed until this court issues a final decision on the matter. Various appeals to the STF are currently being considered in which various matters relating to this case are discussed.

At the end of 2017, the Advocacia Geral da União (AGU), Bacen, Instituto de Defesa do Consumidor (Idec), the Frente Brasileira dos Poupadores (Febrapo) and Federação Brasileira dos Bancos (Febraban) signed an agreement with the aim of terminating the judicial disputes related to economic situation. Discussions have focused on specifying the amount to be paid to each affected customer according to the balance in their notebook at the time of the Plan. Finally, the total value of the payments will depend on the amount of endorsements that there have been and the number of savers who have showed the existence of the account and its balance on the date on which the indexes were changed. The terms of the agreement signed by the parties have already been approved by the Supreme Federal Court (STF), to whom the final word on the viability of the agreement corresponds. Provisions registered in order to hedge risks that may derive from the “economic plans”, including those derived from the agreement pending approval by the STF, are deemed sufficient.

-    The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) by the US Securities and Exchange Commission (“SEC”) took place in December 2008. The exposure of customers of the Group through the Optimal Strategic US Equity (“Optimal Strategic”) subfund was 2,330 million euros, of which 2,010 million euros related to institutional investors and international private banking customers, and the remaining 320 million euros made up the investment portfolios of the Group's private banking customers in Spain, who were qualifying investors.

At the date of these interim financial statements, certain claims had been filed in relation to this matter. The Bank's directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability for it in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote and, as a result, no provisions needed to be recognized in this connection.

-    In April 2016, the Competition Directorate of the Spanish “Comisión Nacional de los mercados y la Competencia” (CNMC) commenced an administrative investigation on several financial entities, including Banco Santander in relation to possible collusive practices or price-fixing agreements, as well as exchange of commercially sensitive information in relation to financial derivative instruments used as hedge of interest rate risk for syndicated loans. In accordance with the Competition Directorate this conduct could constitute a breach of article 1 of Competition Directorate Law 15/2007, of July 3, as well as article 101 of Treaty on the Functioning of the European Union (TFEU). On February 13, 2018, the CNMC published its decision, by which it fined Santander, Sabadell, BBVA and Caixabank with €91 million (€23.9 million for Santander) for offering interest rate derivatives in breach of Articles 1 of the Spanish Act 15/2007 on Defence of Competition and 101 of the Treaty of Functioning of the European Union (Case S/DC/0579/16 Derivados Financieros). According to the CNMC, there is evidence that there was coordination between the hedging banks/lenders to coordinate the price of the derivatives and offer clients, in each case, a price different from the “market price”. This decision has been appealed before the Spanish National Court.

-    Floor clauses: as a consequence of the acquisition of Banco Popular Español S, A., the Group is exposed to material transactions with floor clauses. The so-called "floor clauses" or minimum clauses are those under which the borrower accepts a minimum interest rate to be paid to the lender, regardless of the applicable reference interest rate. Banco Popular Español S.A., includes "floor clauses" in certain asset transactions with customers. In relation to this type of clauses, Banco Popular's situation is described below:

On December 21, 2016, the Court of Justice of the European Union declared contrary to European Union law the doctrine established by the Judgment of the 1st Chamber of the Supreme Court of May 9, 2013, pursuant to which it limited the retroactive effect of the nullity of the ground clauses, so that only the amounts collected in application of these clauses were returned as of May 9, 2013. Subsequently, the Judgment of the 1st Chamber of the Supreme Court of February 24, 2017, resolving a cassation appeal from another entity, adapted its jurisprudence on the matter to the Judgment of the Court of Justice of the European Union of December 21, 2016 and, in particular, considered that its ruling of May 9 of 2013, issued within the framework of a collective action, did not cause res judicata effect with respect to the individual claims that could be raised by consumers in this regard.

These legal rulings and the social impact of the floor clauses led the Spanish government to establish, through Spanish Royal Decree-Law 1/2017, of January 20, urgent measures to protect consumers against floor clauses, a voluntary and extrajudicial process whereby consumers who consider themselves affected by the potential nullity of a floor clause claim repayment. This ruling establishes an extrajudicial channel for conflict resolution but adds nothing that affects the criteria describing the validity of the clauses. Provisional results arising from claims received via this process seem to confirm the Bank's estimates.

In 2015 and 2016, Banco Popular made extraordinary provisions that, following the Judgment of the European Union's Court of Justice on December 21, 2016, were updated in order to cover the effect of the potential return of the excess interest charged for the application of the floor clauses between the contract date of the corresponding mortgage loans and May 2013. As of March 31, 2018, the amount of the Group's provisions in relation to this matter goes up to EUR 176 million (721 million of reais). For this concept, after the purchase of Banco Popular, EUR 285 million (1,137 million of reais) provisions have been used by the Group mainly for refunds as a result of the extrajudicial process mentioned above.

-    Other aspects: taking into account the declaration in resolution of Banco Popular, the amortization and conversion of its capital instruments and the subsequent transmission to Banco Santander of the shares resulting from the aforementioned conversion in exercise of the resolution instrument for the sale of the business. of the entity, all under the rules of the single resolution framework referred to in note 3, is unprecedented in Spain or in any other Member State of the European Union, appeals have been filed against the decision of the Single Resolution Board, against the decision of the FROB, agreed upon in execution of the previous one, as well as claims against Banco Popular Español, SA, Banco Santander and other Santander Group entities derived from or related to the acquisition of Banco Popular. Since the acquisition of Banco Popular by Banco Santander, various investors, advisers or financial operators have announced their intention to analyze and, as the case may be, confirmed, the filing of claims of various kinds in relation to the aforementioned acquisition. Regarding possible remedies or claims, it is not possible to anticipate all the specific claims that would be asserted, nor their economic implications (particularly when it is possible that the possible claims do not quantify their claims, claim new legal interpretations, or involve a very high number of parts). The estimated cost of the potential compensations to the shareholders of Banco Popular Español, S.A. has been registered as explained in Note 3.

In this context, it must be considered that the outcome of court proceedings is uncertain, particularly in the case of claims for indeterminate amounts, those based on legal issues for which there are no precedents, those that affect a large number of parties or those at a very preliminary stage.

The Bank and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business including those in connection with lending activities, relationships with employees and other commercial or tax matters.

With the information available to it, the Group considers that,  at March 31, 2018, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group's business, financial position or results of operations.

11.         Equity

In the three-month periods ended March 31, 2018 and 2017 there were no quantitative or qualitative changes in the Group's equity other than those indicated in the condensed consolidated statements of changes in total equity.

a)    Capital

As a result of the acquisition of Banco Popular described in Note 2, and in order to strengthen and optimize the Bank's equity structure to provide adequate coverage of the acquisition, the Group, on July 3, 2017, reported on the agreement of the executive committee of Banco Santander to increase the capital of the Bank by EUR 729 million (2,734 million of reais) by issuing and putting into circulation 1,458,232,745 new ordinary shares of the same class and series as the shares currently in circulation and with preferential subscription rights for the shareholders.

The issue of new shares was carried out at a nominal value of fifty euro cents (EUR 0.50) plus a premium of EUR 4.35 per share, so the total issue rate of the new shares was EUR 4.85 per share and the total effective amount of the capital increase (including nominal and premium) of EUR 7,072 million (26,520 million of reais).

Each outstanding share had been granted a preferential subscription right during the preferential subscription period that took place from July 6 to 20, 2017, where 10 preferential subscription rights were required to subscribe 1 new share.

By public deed dated November 7, 2017, a capital increase was released in the amount of 48 million euros (184 million reais), through which the Santander Dividendo Elección program was implemented, through the issuance of 95,580,136 shares (0.6% of the share capital).

As of December 31, 2017 and March 31, 2018, the Bank's capital stock was represented by 16,136,153,582 shares, with a nominal amount of EUR 8,068 million (21,195 million of reais), in both cases.

b)    Breakdown of Other comprehensive income - Items not reclassified to profit or loss and Items that may be reclassified to profit or loss.

	Millions of euros
	03-31-2018	12-31-2017
	(IFRS 9) (*)	(IAS 39)
Other comprehensive income accumulated	(22,483)	(21,776)

Items not reclassified to profit or loss	(3,235)	(4,034)
Actuarial gains or losses on defined benefit pension plans	(3,868)	(4,033)
Non-current assets and disposable groups of items that have been classified as held for sale	-	-
Share in other recognized income and expenses of investments in joint ventures and associates	(1)	(1)
Other valuation adjustments	-	-
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income	667

Inefficacy of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income	-

Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income [item hedged]	-

Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income [hedging instrument]	-

Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk	(33)

Items that may be reclassified to profit or loss	(19,248)	(17,742)

Hedge of net investments in foreign operations (effective portion)	(4,426)	(4,311)
Exchange differences	(16,350)	(15,430)
Hedging derivatives. Cash flow hedges (effective portion)	18	152
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income	1,740
Coverage instruments (items not designated)	-
Financial assets available for sale		2,068
Debt instruments		1,154
Equity instruments		914
Non-current assets held for sale	-	-
Share in other income and expenses recognized in investments in joint ventures and associates	(230)	(221)

	Millions of reais
	03-31-2018	12-31-2017
	(IFRS 9) (*)	(IAS 39)
Other comprehensive income accumulated	73,020	64,754

Items not reclassified to profit or loss	(13,246)	(16,029)

Actuarial gains or losses on defined benefit pension plans	(15,835)	(16,023)
Non-current assets and disposable groups of items that have been classified as held for sale	-	-
Share in other recognized income and expenses of investments in joint ventures and associates	(3)	(6)
Other valuation adjustments	-	-
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income	2,729

Inefficacy of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income	-

Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income [item hedged]	-

Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income [hedging instrument]	-

Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk	(137)

Items that may be reclassified to profit or loss	86,266	80,783

Hedge of net investments in foreign operations (effective portion)	(18,120)	(17,127)
Exchange differences	98,129	89,971
Hedging derivatives. Cash flow hedges (effective portion)	75	604
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income	7,124
Coverage instruments (items not designated)	-
Financial assets available for sale		8,213
Debt instruments		4,583
Equity instruments		3,630
Non-current assets held for sale	-	-
Share in other income and expenses recognized in investments in joint ventures and associates	(942)	(878)

(*)See reconciliation of IAS 39 December 31, 2017 to IFRS 9 January 1, 2018 (Note 1.b).

c)    Other comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans.

The changes in the balance of Other comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans include the actuarial gains or losses generated in the period and the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling. Its variation is shown in the condensed consolidated statement of Recognized income and expense.

During the first three months of 2018 actuarial gains or losses on defined benefit pension plans amounts to EUR 235 million  (937 million of reais), which main impact is:

-     Decrease of EUR 227 million  (905 million of reais) in the accumulated actuarial losses corresponding to the Group's business in United Kingdom, mainly due to the gains because of the variation of the discount rate (increase from 2.49% to 2.60%), likewise the evolution of the inflation (increase from 3.11% to 3.15%).

Likewise, the differences in the cumulative actuarial gains and losses account for a decrease of EUR 8 million  (32 million of reais), as a consequence of the evolution of exchange rates and other effects, mainly in Brazil (depreciation of the real) and in the United Kingdom (appreciation of the pound).

d)    Other comprehensive income - Items not reclassified to profit or loss – Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income.

Includes the net amount of unrealized fair value changes in equity instruments at fair value with changes in other comprehensive income.

Below is a breakdown of the composition of the balance as of March 31, 2018 (IFRS 9) under "Other comprehensive income" - Items that cannot be reclassified to profit or loss - Changes in the fair value of debt equity measured at fair value with changes in other comprehensive income depending on the geographical origin of the issuer:

	Millions of reais
	03-31-18 (*)
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value

Equity instruments
Domestic
Spain	13	(206)	(193)	577
International
Rest of Europe	178	(78)	100	626
United States	37	-	37	126
Latin America and rest	735	(12)	723	1,600
	963	(296)	667	2,929
Of which:
Listed	835	(20)	815	1,978
Unlisted	128	(276)	(148)	951

	Millions of euros
	03-31-18 (*)
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value

Equity instruments
Domestic
Spain	53	(843)	(790)	2,362
International
Rest of Europe	729	(319)	410	2,563
United States	151	-	151	516
Latin America and rest	3,007	(49)	2,958	6,550
	3,940	(1,211)	2,729	11,991
Of which:
Listed	3,416	(82)	3,334	8,098
Unlisted	524	(1,129)	(605)	3,893

(*)See reconciliation of IAS 39 December 31, 2017 to IFRS 9 January 1, 2018 (Note 1.b).

e)    Other comprehensive income - Items that may be reclassified to profit or loss – Hedges of net investments in foreign operations (effective portion) and exchange differences.

Other comprehensive income - Items that may be reclassified to profit or loss - Hedges of net investments in foreign operations (effective portion) includes the net amount of the changes in value of hedging instruments in hedges of net investments in foreign operations, in respect of the portion of these changes considered to be effective hedges.

Other comprehensive income - Items that may be reclassified to profit or loss - Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro.

The net variation of both headings recognized during the first quarter of 2018, recorded in the statement of income and expenses recognized as a consolidated summary, reflects the effect generated by the appreciation/depreciation of the currencies, mainly from US dollar and Brazilian reai. From this variation, an approximate loss of EUR 157 million corresponds to the valuation at the closing exchange rate of goodwill of the quarter (Note 8).

f)    Other comprehensive income – Items that may be reclassified to profit or loss – Changes in the fair value of debt instruments measured at fair value through other comprehensive income.

Includes the net amount of unrealized fair value changes in debt instruments at fair value through other comprehensive income.

Below is a breakdown of the composition of the balance as of March 31, 2018 (IFRS 9) and December 31, 2017 (IAS 39) under "Other comprehensive income" - Items that can be reclassified to profit or loss - Changes in the fair value of debt instruments measured at fair value through other comprehensive income depending on the type of instrument and the geographical origin of the issuer:

	Millions of euros
	03-31-18 (*)				12-31-17 (*)
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value

Debt instruments
Government and central banks debt instruments
Spain	1,055	(24)	1,031	45,939	660	(25)	635	48,217
Rest of Europe	423	(9)	414	15,834	306	(24)	282	20,244
Latin America and rest of the world	495	(108)	387	39,297	404	(129)	275	39,132
Private-sector debt instruments	95	(187)	(92)	19,286	90	(128)	(38)	20,888
	2,068	(328)	1,740	120,356	1,460	(306)	1,154	128,481

Equity instruments
Domestic	-	-	-	-	5	(2)	3	1,373
Spain
International	-	-	-	-	166	(2)	164	979
Rest of Europe	-	-	-	-	14	(5)	9	560
United States	-	-	-	-	744	(6)	738	1,878
Latin America and rest	-	-	-	-	929	(15)	914	4,790

Of which:	-	-	-	-	828	(5)	823	2,900
Listed	-	-	-	-	101	(10)	91	1,890
Unlisted	-	-	-	-	2,389	(321)	2,068	133,271

	Millions of reais
	03-31-18 (*)				12-31-17 (*)

			Net				Net
	Revaluation	Revaluation	revaluation		Revaluation	Revaluation	revaluation
	gains	losses	gains/(losses)	Fair value	gains	losses	gains/(losses)	Fair value

Debt instruments
Government and central banks debt instruments
Spain	4,319	(98)	4,222	188,067	2,622	(99)	2,523	191,561
Rest of Europe	1,732	(37)	1,695	64,821	1,216	(95)	1,121	80,427
Latin America and rest of the world	2,026	(442)	1,584	160,874	1,605	(513)	1,092	155,468
Private-sector debt instruments	389	(766)	(377)	78,953	356	(509)	(153)	82,987
	8,466	(1,343)	7,124	492,715	5,799	(1,216)	4,583	510,443

Equity instruments
Domestic	-	-	-	-	20	(8)	12	5,455
Spain
International	-	-	-	-	660	(8)	652	3,889
Rest of Europe	-	-	-	-	55	(20)	35	2,226
United States	-	-	-	-	2,955	(24)	2,931	7,461
Latin America and rest	-	-	-	-	3,690	(60)	3,630	19,031

Of which:	-	-	-	-	3,290	(20)	3,270	11,521
Listed	-	-	-	-	400	(40)	360	7,510
Unlisted	-	-	-	-	9.489	(1.276)	8.213	529.474

(*)See reconciliation of IAS 39 December 31, 2017 to IFRS 9 January 1, 2018 (Note 1.b).

12.        Segment information

For Group management purposes, the primary level of segmentation, by geographical area, comprises five segments: four operating areas plus Corporate Activities. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom, Latin America and the United States, based on the location of the Group's assets.

Following is the breakdown of revenue by the geographical segments used by the Group. For the purposes of the table below, revenue is deemed to be that recognized under Interest income, Dividend income, Commission income, Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net; Gain or losses on financial assets and liabilities held for trading, net; Gain or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss; Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net; Gain or losses from hedge accounting, net; and Other operating income in the accompanying consolidated income statements for the three-month period ended March 31, 2018 and 2017:

	Revenue (Millions of euros)
	Revenue from external customers		Inter-segment revenue		Total revenue
Segment	03-31-18	03-31-17	03-31-18	03-31-17	03-31-18	03-31-17

Continental Europe	4,491	4,340	680	148	5,171	4,488
United Kingdom	2,557	2,241	(413)	(21)	2,144	2,220
Latin America	8,926	10,540	(77)	(183)	8,849	10,357
United States	1,979	2,322	58	43	2,037	2,365
Corporate Activities	139	11	540	1,402	679	1,413
Inter-segment revenue adjustments and eliminations	-	-	(788)	(1,389)	(788)	(1,389)
Total	18,092	19,454	-	-	18,092	19,454

	Revenue (Millions of reais)
	Revenue from external customers		Inter-segment revenue		Total revenue
Segment	03-31-18	03-31-17	03-31-18	03-31-17	03-31-18	03-31-17

Continental Europe	17,910	14,521	2,710	494	20,620	15,015
United Kingdom	10,198	7,499	(1,647)	(71)	8,551	7,428
Latin America	35,595	35,266	(306)	(611)	35,289	34,655
United States	7,892	7,770	230	144	8,122	7,914
Corporate Activities	551	39	2,154	4,691	2,705	4,730
Inter-segment revenue adjustments and eliminations	-	-	(3,141)	(4,647)	(3,141)	(4,647)
Total	72,146	65,095	-	-	72,146	65,095

Also, following is the reconciliation of the Group's consolidated profit after tax for the three-month period ended March 31, 2018 and 2017, broken down by business segment, to the profit before tax per the condensed consolidated income statements for these periods:

	Consolidated profit
	(Millions of euros)
Segment	03-31-18	03-31-17

Continental Europe	1,024	851
United Kingdom	326	423
Latin America	1,306	1,245
United States	174	138
Corporate Activities	(421)	(471)
Total profit of the segments reported	2,409	2,186
(+/-) Unallocated profit/loss	-	-
(+/-) Elimination of inter-segment profit/loss	-	-
(+/-) Other profit/loss	-	-
(+/-) Income tax and/or profit from discontinued operations	1,280	1,125
Profit before tax	3,689	3,311

	Consolidated profit
	(Millions of reais)
Segment	03-31-18	03-31-17

Continental Europe	4,082	2,849
United Kingdom	1,300	1,416
Latin America	5,208	4,164
United States	694	461
Corporate Activities	(1,677)	(1,575)
Total profit of the segments reported	9,607	7,315
(+/-) Unallocated profit/loss	-	-
(+/-) Elimination of inter-segment profit/loss	-	-
(+/-) Other profit/loss	-	-
(+/-) Income tax and/or profit from discontinued operations	5,104	3,763
Profit before tax	14,711	11,078

13.          Related parties

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank's key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the transactions performed by the Group with its related parties in the first three months of 2018 and 2017, distinguishing between significant shareholders, members of the Bank's board of directors, the Bank's executive vice presidents, Group entities and other related parties. Related party transactions were made on terms equivalent to those that prevail in arm's-length transactions or, when this was not the case, the related compensation in kind was recognized:

Millions of euros
03-31-18
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses:
Finance costs	-	-	1	-	1
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Leases	-	-	-	-	-
Services received	-	-	-	-	-
Purchases of goods (finished or in progress)	-	-	-	-	-
Valuation adjustments for uncollectible or doubtful debts	-	-	-	-	-
Losses on derecognition or disposal of assets	-	-	-	-	-
Other expenses	-	-	28	-	28
	-	-	29	-	29
Income:	-	-	-	-	-
Finance income	-	-	16	3	19
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Dividends received	-	-	-	-	-
Leases	-	-	-	-	-
Services rendered	-	-	-	-	-
Sale of goods (finished or in progress)	-	-	-	-	-
Gains on derecognition or disposal of assets	-	-	-	-	-
Other income	-	-	193	2	195
	-	-	209	5	214

Millions of reais
03-31-18
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses:
Finance costs	-	-	4	-	4
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Leases	-	-	-	-	-
Services received	-	-	-	-	-
Purchases of goods (finished or in progress)	-	-	-	-	-
Valuation adjustments for uncollectible or doubtful debts	-	-	-	-	-
Losses on derecognition or disposal of assets	-	-	-	-	-
Other expenses	-	-	112	-	112
	-	-	116	-	116
Income:	-	-
Finance income	-	-	64	12	76
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Dividends received	-	-	-	-	-
Leases	-	-	-	-	-
Services rendered	-	-	-	-	-
Sale of goods (finished or in progress)	-	-	-	-	-
Gains on derecognition or disposal of assets	-	-	-	-	-
Other income	-	-	770	8	778
	-	-	834	20	854

	Millions of euros
	03-31-18
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (lender)	-	2	500	54	556
Finance leases (lessor)	-	-	-	-	-
Repayment or termination of loans and leases (lessor)	-	1	207	27	235
Sales of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (borrower)	-	10	109	13	132
Finance leases (lessee)	-	-	-	-	-
Repayment or termination of loans and leases (lessee)	-	1	299	10	310
Guarantees provided	-	-	-	32	32
Guarantees received	-	-	-	-	-
Commitments acquired	-	-	219	-	219
Commitments/guarantees cancelled	-	-	258	-	258
Dividends and other distributed profit	-	2	-	9	11
Other transactions	-	-	(10)	-	(10)

	Millions of reais
	03-31-18
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (lender)	-	8	2,047	221	2,276
Finance leases (lessor)	-	-	-	-	-
Repayment or termination of loans and leases (lessor)		4	847	111	962
Sales of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (borrower)		41	446	53	540
Finance leases (lessee)	-	-	-	-	-
Repayment or termination of loans and leases (lessee)		4	1,224	41	1,269
Guarantees provided	-	-	-	131	131
Guarantees received	-	-	-	-	-
Commitments acquired	-	-	897	-	897
Commitments/guarantees cancelled	-	-	1,056	-	1,056
Dividends and other distributed profit	-	8	-	37	45
Other transactions	-	-	(41)	-	(41)

	Millions of euros
	03-31-17
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses:
Finance costs	-	-	2	-	2
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Leases	-	-	-	-	-
Services received	-	-	-	-	-
Purchases of goods (finished or in progress)	-	-	-	-	-
Valuation adjustments for uncollectible or doubtful debts	-	-	-	-	-
Losses on derecognition or disposal of assets	-	-	-	-	-
Other expenses	-	-	4	-	4
	-	-	6	-	6
Income:
Finance income	-	-	13	2	15
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Dividends received	-	-	-	-	-
Leases	-	-	-	-	-
Services rendered	-	-	-	-	-
Sale of goods (finished or in progress)	-	-	-	-	-
Gains on derecognition or disposal of assets	-	-	5	-	5
Other income	-	-	143	1	144
	-	-	161	3	164

	Millions of reais
	03-31-17
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses:
Finance costs	-	-	7	-	7
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Leases	-	-	-	-	-
Services received	-	-	-	-	-
Purchases of goods (finished or in progress)	-	-	-	-	-
Valuation adjustments for uncollectible or doubtful debts	-	-	-	-	-
Losses on derecognition or disposal of assets	-	-	-	-	-
Other expenses	-	-	13	-	13
	-	-	20	-	20
Income:
Finance income	-	-	43	7	50
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Dividends received	-	-	-	-	-
Leases	-	-	-	-	-
Services rendered	-	-	-	-	-
Sale of goods (finished or in progress)	-	-	-	-	-
Gains on derecognition or disposal of assets	-	-	17	-	17
Other income	-	-	478	3	481
	-	-	538	10	548

	Millions of euros
	03-31-17
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (lender)	-	-	125	4	129
Finance leases (lessor)	-	-	-	-	-
Repayment or termination of loans and leases (lessor)	-	2	34	27	63
Sales of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (borrower)	-	1	94	71	166
Finance leases (lessee)	-	-	-	-	-
Repayment or termination of loans and leases (lessee)	-	7	130	9	146
Guarantees provided	-	-	-	70	70
Guarantees received	-	-	-	-	-
Commitments acquired	-	1	2	7	10
Commitments/guarantees cancelled	-	1	-	3	4
Dividends and other distributed profit	-	2	-	8	10
Other transactions	-	-	8	5	13

	Millions of reais
	03-31-17
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (lender)	-	-	515	16	531
Finance leases (lessor)	-	-	-	-	-
Repayment or termination of loans and leases (lessor)	-	8	140	111	259
Sales of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (borrower)	-	4	387	292	683
Finance leases (lessee)	-	-	-	-	-
Repayment or termination of loans and leases (lessee)	-	29	535	37	601
Guarantees provided	-	-	-	288	288
Guarantees received	-	-	-	-	-
Commitments acquired	-	4	8	29	41
Commitments/guarantees cancelled	-	4	-	12	16
Dividends and other distributed profit	-	8	-	33	41
Other transactions	-	-	33	21	54

In addition to the detail provided above, there were insurance contracts linked to pensions amounting to EUR 233 million (954 million of reais) at March 31, 2018 (March 31, 2017: EUR 259 million (874 million of reais)).

14.         Off-balance-sheet exposures

The off-balance-sheet exposures related to balances representing loans commitments, financial guarantees and other commitments  granted (revocable and non revocable).

Financial guarantees granted include financial guarantees contracts such as financial bank guarantees, credit derivatives, and risks arising from derivatives granted to third parties; non-financial guarantees include other guarantees and irrevocable documentary credits.

Loan and other commitments granted include all off-balance-sheet exposures, which are not classified as guarantees provided, including loans commitment granted.

	Millions of euros
	03-31-18	12-31-17
Loans commitment granted	217,319	207,671
Of which doubtful	165	81
Financial guarantees granted	16,221	14,499
Doubtful	451	254
Bank sureties	15,567	14,033
Credit derivatives sold	203	212
Other commitments granted	63,670	64,917
Other granted guarantees	35,749	34,618
Of which doubtful	837	991
Other	27,921	30,299

	Millions of reais
	03-31-18	12-31-17
Loans commitment granted	889,660	825,057
Of which doubtful	674	323
Financial guarantees granted	66,406	57,602
Doubtful	1,846	1,009
Bank sureties	63,727	55,750
Credit derivatives sold	833	843
Other commitments granted	260,652	257,910
Other granted guarantees	146,350	137,535
Of which doubtful	3,425	3,938
Other	114,302	120,375

At March 31, 2018 the Group had registered provisions for guarantees and commitments amounting EUR 848 million (3,472 million of reais) and EUR 617 million (2,449 million of reais) at December 31, 2017.

15.         Average headcount and number of offices

The average number of employees at the Bank and the Group, by gender, in the three-month periods ended March 31, 2018 and 2017 is as follows:

	Bank		Group
Average headcount	03-31-18	03-31-17	03-31-18	03-31-17

Men	11,526	11,691	91,437	83,480
Women	9,816	9,793	110,982	105,069
	21,342	21,484	202,419	188,549

The number of offices at March 31, 2018 and December 31, 2017 is as follow:

	Group
Number of offices	03-31-18	12-31-17
Spain	4,542	4,546
Foreign	9,095	9,151
	13,637	13,697

16.         Other disclosures

a)    Valuation techniques for financial assets and liabilities

The following table shows a summary of the fair values, at March 31, 2018 (IFRS 9) and December 31, 2017 (IAS 39), of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Millions of euros
	03-31-18 (*)			12-31-17
	Published price quotations in active markets (Level 1)	Internal models (Levels 2 and 3)	Total	Published price quotations in active markets (Level 1)	Internal models (Levels 2 and 3)	Total

Financial assets held for trading	50,476	74,115	124,591	58,215	67,243	125,458
Non-trading financial assets mandatorily at fair value through profit or loss	2,042	3,040	5,082
Financial assets at fair value through profit and loss	2,816	50,316	53,132	3,823	30,959	34,782
Financial assets at fair value through other comprehensive income	106,551	16,734	123,285
Financial assets available-for-sale (1)				113,258	18,802	132,060
Hedging derivatives (assets)	-	7,718	7,718	-	8,537	8,537
Financial liabilities held for trading	21,409	73,763	95,172	21,828	85,796	107,624
Financial liabilities designated at fair value through profit or loss	715	58,991	59,706	769	58,847	59,616
Hedging derivatives (liabilities)	6	8,067	8,073	8	8,036	8,044
Liabilities under insurance contracts	-	850	850	-	1,117	1,117

	Millions of reais
	03-31-18 (*)			12-31-17
	Published price quotations in active markets (Level 1)	Internal models (Levels 2 and 3)	Total	Published price quotations in active markets (Level 1)	Internal models (Levels 2 and 3)	Total

Financial assets held for trading	206,645	303,412	510,057	231,282	267,150	498,432
Non-trading financial assets mandatorily at fair value through profit or loss	8,362	12,445	20,807
Financial assets at fair value through profit and loss	11,530	205,984	217,514	15,183	122,997	138,180
Financial assets at fair value through other comprehensive income	436,200	68,506	504,706
Financial assets available-for-sale (1)				449,965	74,698	524,663
Hedging derivatives (assets)	-	31,595	31,595	-	33,915	33,915
Financial liabilities held for trading	87,644	301,970	389,614	86,719	340,859	427,578
Financial liabilities designated at fair value through profit or loss	2,927	241,500	244,427	3,058	233,793	236,851
Hedging derivatives (liabilities)	25	33,024	33,049	30	31,926	31,956
Liabilities under insurance contracts	-	3,481	3,481	-	4,439	4,439

(*)See reconciliation of IAS 39 December 31, 2017 to IFRS 9 January 1, 2018 (Note 1.b).

(1)As of December 31, 2017, there were equity instruments registered in the portfolio of financial assets available for sale, valued at their cost in the amount of EUR 1,211 million (4,811 million of reais).

Financial instruments at fair value, determined on the basis of published price quotations in active markets (Level 1), include government debt instruments, private-sector debt instruments, derivatives traded in organized markets, securitized assets, shares, short positions and fixed-income securities issued.

In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (Level 2) and, in very specific cases, they use significant inputs not observable in market data (Level 3).

In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The Group did not make any material transfers of financial instruments between measurement levels other than the transfers included in level 3 table for the three month period ended on the March 31, 2018.

The Group has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group's units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies). The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.

The most important products and families of derivatives, and the related valuation techniques and inputs, by asset class, are detailed in the consolidated financial statements as at December 31, 2017.

As of March 31, 2018, the CVA (Credit Valuation Adjustment) accounted for was EUR 290 million (1,150 million of reais) (‑10% from December 31, 2017 year end) and adjustments of DVA (Debt Valuation Adjustment) was EUR 212 million (839 million of reais) (‑3.6% compared to December 31, 2017). The reductions are mainly due to the decrease of credit spreads by 10% during must liquid periods.

Set forth below are the financial instruments at fair value whose measurement is based on internal models (Level 2 and Level 3) at March 31, 2018 (IFRS 9) and December 31, 2017 (IAS 39):

	Millions of euros		Millions of euros
	Fair values calculated using internal models at 03-31-18 (*)		Fair values calculated using internal models at 12-31-17
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs

ASSETS	149,292	2,631	124,178	1,363
Financial assets held for trading	73,644	471	66,806	437
Credit institutions	8,395	-	1,696	-	Present Value Method	Interest rates curves, FX market prices
Customers (a)	10,630	-	8,815	-	Present Value Method	Interest rates curves, FX market prices
Debt instruments and equity instruments	422	32	335	32	Present Value Method	Interest rates curves, FX market prices
Derivatives	54,197	439	55,960	405	Present Value Method
Swaps	43,635	180	44,766	189	Present Value Method, Gaussian Copula (b)	Interest rates curves, FX market prices, HPI, Basis, Liquidity
Exchange rate options	431	46	463	5	Black-Scholes Model	Interest rates curves, Volatility surfaces, FX market prices and liquidity
Interest rate options	4,207	154	4,747	162	Black's Model, advanced multi factor interest rates models	Interest rates curves, Volatility surfaces, FX market prices and liquidity
Interest rate futures	3	-	2	-	Present Value Method	Interest rates curves, FX market prices
Index and securities options	1,463	15	1,257	5	Black's Model, advanced multi factor interest rates models	Interest rates curves, Volatility surfaces, FX market and equity, Dividends, Correlation, Liquidity, HPI
Other	4,458	44	4,725	44	Advanced and local stochastic volatility models and other	Interest rates curves, Volatility surfaces, FX Market prices and Liquidity
Hedging derivatives	7,701	17	8,519	18
Swaps	7,066	17	7,896	18	Present Value Method	Interest rates curves, FX market prices , Basis
Interest rate options	21	-	13	-	Black Model	FX market prices, Interest rate curves, Volatility surfaces
Other	614	-	610	-	Present Value Method, advanced and local stochastic volatility models and other	Interest rate curves, Volatility surfaces, FX market prices and EQ, Dividends, Correlation, HPI, Credit, Other
Non-trading financial assets mandatorily at fair value through profit or loss	2,003	1,037			Present Value Method
						Interest rates curves, FX market prices y EQ, Dividends, Other
Equity instruments	654	386
Debt instruments	1,167	505
Loans and receivables	182	146
Financial assets designated at fair value through profit or loss	50,316	-	30,677	282
Central banks	8,452	-	9,889	-	Present Value Method	Interest rates curves, FX market prices
Credit institutions	21,207	-	-	-	Present Value Method	Interest rates curves, FX market prices
Customers	20,388	-	20,403	72	Present Value Method	Interest rates curves, FX market prices, HPI
Debt instruments and equity instruments	269	-	385	210	Present Value Method	Interest rates curves, FX market prices
Financial assets at fair value through other comprehensive income	15,628	1,106				Interest rates curves, FX market prices and EQ, Dividends, Credit, Others

Equity instruments	466	835
Debt instruments	14,335	9
Loans and receivables	827	262
Financial assets available for sale			18,176	626
Debt instruments and equity instruments			18,176	626	Present Value Method	Interest rates curves, FX market prices

LIABILITIES	141,445	226	153,600	196
Financial liabilities held for trading	73,554	209	85,614	182
Central banks	-	-	282	-	Present Value Method	Interest rates curves, FX market prices
Credit institutions	1,654	-	292	-	Present Value Method	Interest rates curves, FX market prices
Customers	18,883	-	28,179	-	Present Value Method	Interest rates curves, FX market prices
Debt instruments issues	-	-	-	-	Present Value Method	Interest rates curves, FX market prices
Derivatives	53,017	209	56,860	182
Swaps	40,197	113	45,041	100	Present Value Method Gaussian Copula (b)	Interest rates curves, FX market prices, Basis, Liquidity, HPI
Exchange rate options	493	17	497	9	Black-Scholes Model	Interest rates curves, Volatility surfaces, FX Market prices, Liquidity
Interest rate options	5,450	18	5,402	19	Black's Model, advanced multi factor interest rates models	Interest rates curves, Volatility surfaces, FX Market prices, Liquidity
Index and securities options	1,667	61	1,527	41	Black-Scholes Model	Interest rates curves, FX market prices
Interest rate and equity futures	2	-	1	-	Present Value Method	Interest rates curves, Volatility surfaces, FX Market prices and EQ, Dividends, Correlation, Liquidity, HPI
Other	5,208	-	4,392	13	Present Value Method , advanced and local stochastic volatility models and other	Interest rates curves, Volatility surfaces, FX Market prices and EQ, Dividends, Correlation, HPI, Credit, Other
Short positions	-	-	1	-	Present Value Method	Interest rates curves, FX market prices and equity
Hedging derivatives	8,058	9	8,029	7
Swaps	7,622	9	7,573	7	Present Value Method	Interest rates curves, FX market prices, Basis
Interest rate options	205	-	287	-	Black's Model	Interest rates curves, Volatility surfaces, FX market prices and liquidity
Other	231	-	169	-	Present Value Method, advanced and local stochastic volatility models and other	Interest rates curves, volatility surfaces, FX market prices, Credit, Liquidity, Other
Financial liabilities designated at fair value through profit or loss	58,983	8	58,840	7	Present Value Method	Interest rates curves, FX market prices
Liabilities under insurance contracts	850	-	1,117	-

	Millions of reais		Millions of reais
	Fair values calculated using internal models at 03-31-18 (*)		Fair values calculated using internal models at 12-31-17
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs

ASSETS	611,168	10,774	493,339	5,421
Financial assets held for trading	301,485	1,927	265,413	1,737
Credit institutions	34,369	-	6,738	-	Present Value Method	Interest rates curves, FX market prices
Customers (a)	43,517	-	35,021	-	Present Value Method	Interest rates curves, FX market prices
Debt instruments and equity instruments	1,728	131	1,331	127	Present Value Method	Interest rates curves, FX market prices
Derivatives	221,871	1,796	222,323	1,610	Present Value Method
Swaps	178,633	737	177,851	751	Present Value Method, Gaussian Copula (b)	Interest rates curves, FX market prices, HPI, Basis, Liquidity
Exchange rate options	1,764	188	1,839	20	Black-Scholes Model	Interest rates curves, Volatility surfaces, FX market prices and liquidity
Interest rate options	17,223	630	18,859	644	Black's Model, advanced multi factor interest rates models	Interest rates curves, Volatility surfaces, FX market prices and liquidity
Interest rate futures	12	-	8	-	Present Value Method	Interest rates curves, FX market prices
Index and securities options	5,989	61	4,994	20	Black's Model, advanced multi factor interest rates models	Interest rates curves, Volatility surfaces, FX market and equity, Dividends, Correlation, Liquidity, HPI
Other	18,250	180	18,772	175	Advanced and local stochastic volatility models and other	Interest rates curves, Volatility surfaces, FX Market prices and Liquidity
Hedging derivatives	31,525	70	33,843	72
Swaps	28,927	70	31,370	72	Present Value Method	Interest rates curves, FX market prices , Basis
Interest rate options	86	-	52	-	Black Model	FX market prices, Interest rate curves, Volatility surfaces
Other	2,512	-	2,421	-	Present Value Method, advanced and local stochastic volatility models and other	Interest rate curves, Volatility surfaces, FX market prices and EQ, Dividends, Correlation, HPI, Credit, Other
Non-trading financial assets mandatorily at fair value through profit or loss	8,200	4,245			Present Value Method	Interest rates curves, FX market prices y EQ, Dividends, Other

Equity instruments	2,678	1,580
Debt instruments	4,777	2,067
Loans and receivables	745	598
Financial assets designated at fair value through profit or loss	205,984	-	121,872	1,125
Central banks	34,601	-	39,288	-	Present Value Method	Interest rates curves, FX market prices
Credit institutions	86,818	-			Present Value Method	Interest rates curves, FX market prices
Customers	83,464	-	81,054	290	Present Value Method	Interest rates curves, FX market prices, HPI
Debt instruments and equity instruments	1,101	-	1,530	835	Present Value Method	Interest rates curves, FX market prices
Financial assets at fair value through other comprehensive income	63,974	4,532				Interest rates curves, FX market prices and EQ, Dividends, Credit, Others

Equity instruments	1,908	3,418
Debt instruments	58,680	37
Loans and receivables	3,386	1,077
Financial assets available for sale			72,211	2,487
Debt instruments and equity instruments			72,211	2,487	Present Value Method	Interest rates curves, FX market prices

LIABILITIES	579,048	927	610,238	779
Financial liabilities held for trading	301,113	857	340,136	723	Present Value Method	Interest rates curves, FX market prices
Central banks	-	-	1,120	-	Present Value Method	Interest rates curves, FX market prices
Credit institutions	6,771	-	1,160	-	Present Value Method	Interest rates curves, FX market prices
Customers	77,302	-	111,952	-	Present Value Method	Interest rates curves, FX market prices
Debt instruments issues	-	-	-	-
Derivatives	217,040	857	225,900	723	Present Value Method Gaussian Copula (b)	Interest rates curves, FX market prices, Basis, Liquidity, HPI
Swaps	164,558	463	178,943	397	Black-Scholes Model	Interest rates curves, Volatility surfaces, FX Market prices, Liquidity
Exchange rate options	2,018	70	1,975	36	Black's Model, advanced multi factor interest rates models	Interest rates curves, Volatility surfaces, FX Market prices, Liquidity
Interest rate options	22,311	74	21,462	75	Black-Scholes Model	Interest rates curves, FX market prices
Index and securities options	6,824	250	6,067	163	Present Value Method	Interest rates curves, Volatility surfaces, FX Market prices and EQ, Dividends, Correlation, Liquidity, HPI
Interest rate and equity futures	8	-	4	-	Present Value Method , advanced and local stochastic volatility models and other	Interest rates curves, Volatility surfaces, FX Market prices and EQ, Dividends, Correlation, HPI, Credit, Other
Other	21,321	-	17,449	52	Present Value Method	Interest rates curves, FX market prices and equity
Short positions	-	-	4	-
Hedging derivatives	32,987	37	31,898	28	Present Value Method	Interest rates curves, FX market prices, Basis
Swaps	31,202	37	30,087	28
Interest rate options	839	-	1,140	-	Present Value Method, advanced and local stochastic volatility models and other	Interest rates curves, volatility surfaces, FX market prices, Credit, Liquidity, Other
Other	946	-	671	-	Present Value Method	Interest rates curves, FX market prices
Financial liabilities designated at fair value through profit or loss	241,467	33	233,765	28	Present Value Method	Interest rates curves, FX market prices
Liabilities under insurance contracts	3,481	-	4,439	-

(*)See reconciliation of IAS 39 December 31, 2017 to IFRS 9 January 1, 2018 (Note 1.b).

(a)Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).

(b)Includes credit risk derivatives with a negative net fair value of EUR 0 million (0  million of reais) recognized in the interim condensed consolidated balance sheet. These assets and liabilities are measured using the Standard Gaussian Copula Model.

The measurements obtained using the internal models might have been different had other methods or assumptions been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank's directors consider that the fair value of the financial assets and liabilities recognized in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.

Level 3 financial instruments

Set forth below are the Group's main financial instruments measured using unobservable market data that constitute significant inputs of the internal models (Level 3):

-     Instruments in Santander UK's portfolio (loans, debt instruments and derivatives) linked to the House Price Index (HPI). Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth rate of that rate, its volatility and mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid.

•The HPI spot rate: for some instruments the NSA HPI spot rate, which is directly observable and published on a monthly basis, is used. For other instruments where regional HPI rates must be used (published quarterly), adjustments are made to reflect the different composition of the rates and adapt them to the regional composition of Santander UK's portfolio.

•HPI growth rate: this is not always directly observable in the market, especially for long maturities, and is estimated in accordance with existing quoted prices. To reflect the uncertainty implicit in these estimates, adjustments are made based on an analysis of the historical volatility of the HPI, incorporating reversion to the mean.

•HPI volatility: the long-term volatility is not directly observable in the market but is estimated on the basis of more short-term quoted prices and by making an adjustment to reflect the existing uncertainty, based on the standard deviation of historical volatility over various time periods.

•Mortality rates: these are based on published official tables and adjusted to reflect the composition of the customer portfolio for this type of product at Santander UK.

-     Callable interest rate trading derivatives (Bermudan style options) where the main unobservable input is mean reversion of interest rates.

-     Derivatives of negotiation on interest rates, taking asset securitizations and with the redemption rate (CPR) as the main unobservable input as an underlying asset.

The net amount recorded in the results of the first three months of 2018 resulting from the aforementioned valuation models which main inputs are unobservable market data (Level 3) amounts to EUR 25 million (100 million of reais) losses.

The table below shows the effect, at March 31, 2018, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted	Impacts (in millions of euros)
(Level 3)				average	Unfavorable scenario	Favorable scenario
Financial assets held for trading
Trading derivatives	Present Value Method	Curves on TAB indices (**)	(a)	(a)	(0.4)	0.4
		Long-term rates MXN	(a)	(a)	(0.1)	0.1
	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.52%	(25.1)	24.6
		HPI spot rate	n/a	767.37(***)	(8.8)	8.8
		Long-term FX volatility	9%-17%	13.9%	(2.9)	0.4
	Standard Gaussian Copula Model	Probability of default	0%-5%	2.41%	(2.4)	2.2
	Advanced local and stochastic volatility models	Mean reversion of interest rates	(2%)-2%	0.0%	(1.1)	1.1
Financial assets at fair value through other comprehensive income
Debt instruments and equity holdings	Present Value Method, others	Contingencies for litigation	0%-100%	35%	(22.3)	12.0
	Present Value Method, others	Late payment and prepayment rate capital cost long-term profit growth rate	(a)	(a)	(0.9)	0.9
Non-trading financial assets mandatorily at fair value through profit or loss
Credit to customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate	0%-5%	2.65%	(6.7)	5.9
Debt instruments and equity instruments	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI forward growth rate	0%-5%	2.52%	(10.7)	10.5
		HPI spot rate	n/a	767.37(***)	(15.4)	15.4
Financial liabilities held for trading
Trading derivatives	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.41%	(8.0)	7.4
		HPI spot rate	n/a	715.01(***)	(9.1)	9.9
		Curves on TAB indices (**)	(a)	(a)	-	-
	Advanced local and stochastic volatility models	Correlation between share prices	(2%)-2%	1.0%	(0.6)	0.6

Hedging Derivatives (Liabilities)	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	0.01(****)	-	0.0

Financial liabilities designated at fair value through profit or loss	-	-	-	-	(b)	(b)

Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted	Impacts (in millions of reais)
(Level 3)				average	Unfavorable scenario	Favorable scenario
Financial assets held for trading
Trading derivatives	Present Value Method	Curves on TAB indices (**)	(a)	(a)	(1.8)	1.8
		Long-term rates MXN	(a)	(a)	(0.3)	0.3
	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.52%	(102.6)	100.9
		HPI spot rate	n/a	767.37(***)	(36.0)	36.0
		Long-term FX volatility	9%-17%	13.9%	(11.8)	1.8
	Standard Gaussian Copula Model	Probability of default	0%-5%	2.41%	(9.7)	9.0
	Advanced local and stochastic volatility models	Mean reversion of interest rates	(2%)-2%	0.0%	(4.7)	4.7
Financial assets at fair value through other comprehensive income
Debt instruments and equity holdings	Present Value Method, others	Contingencies for litigation	0%-100%	35%	(91.2)	49.1
	Present Value Method, others	Late payment and prepayment rate capital cost long-term profit growth rate	(a)	(a)	(3.6)	3.6
Non-trading financial assets mandatorily at fair value through profit or loss
Credit to customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate	0%-5%	2.65%	(27.3)	24.2
Debt instruments and equity instruments	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI forward growth rate	0%-5%	2.52%	(43.7)	42.9
		HPI spot rate	n/a	767.37(***)	(63.2)	63.2
Financial liabilities held for trading
Trading derivatives	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.41%	(32.7)	30.5
		HPI spot rate	n/a	715.01(***)	(37.4)	40.7
		Curves on TAB indices (**)	(a)	(a)	-	-
	Advanced local and stochastic volatility models	Correlation between share prices	(2%)-2%	1.0%	(2.3)	2.3

Hedging Derivatives (Liabilities)	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	0.01(****)	-	0.0

Financial liabilities designated at fair value through profit or loss	-	-	-	-	(b)	(b)

(*)See reconciliation of IAS 39 December 31, 2017 to IFRS 9 January 1, 2018 (Note 1.b).

(**)TAB: “Tasa Activa Bancaria”  (Active Bank Rate). Average deposit interest rates (over 30, 90, 180 and 360 days) published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (Unidad de Fomento - UF).

(***)There are national and regional HPI indices. The HPI spot value is the weighted average of the indices that correspond to the positions of each portfolio. The impact reported is a change of 10%.

(****)Theoretical average value of the parameter. The change arising on a favorable scenario is from 0.0001 to 0.03. An unfavorable scenario is not considered as there is insufficient margin for an adverse change from the current parameter level.

(a)The exercise was conducted for the unobservable inputs described in the main unobservable inputs column under probable scenarios. The range and weighted average value used are not shown because the aforementioned exercise was conducted jointly for various inputs or variants thereof (e.g. the TAB input comprises vector-time curves, for which there are also nominal yield curves and inflation-indexed yield curves), and it was not possible to break down the results separately by type of input. In the case of the TAB curve the gain or loss is reported for changes of +/‑100 b.p. for the total sensitivity to this index in Chilean pesos and UFs.

(b)The Group calculates the potential impact on the measurement of each instrument on a joint basis, regardless of whether the individual value is positive (assets) or negative (liabilities), and discloses the joint effect associated with the related instruments classified on the asset side of the consolidated balance sheet.

Lastly, the changes in the financial instruments classified as Level 3 in the first three months of 2018 were as follows:

	01/01/18	Changes							03-31-18
	Fair value				Changes in	Changes in			Fair value
	calculated using				fair value	fair value			calculated using
	internal models	Purchases/	Sales/		recognized in	recognized	Level		internal models
Millions of euros (*)	(Level 3)	Settlements	Amortization	Settlements	profit or loss	in equity	reclassifications	Other	(Level 3)

Financial assets held for trading	437	-	(6)	-	27	-	11	2	471
Debt instruments and equity instruments	32	-	-	-	-	-	-	-	32
Trading derivatives	405	-	(6)	-	27	-	11	2	439
Swaps	189	-	-	-	(9)	-	-	-	180
Exchange rate options	5	-	-	-	40	-	-	1	46
Interest rate options	162	-	(3)	-	(5)	-	-	-	154
Index and securities options	5	-	(1)	-	-	-	11	-	15
Other	44	-	(2)	-	1	-	-	1	44
Hedging derivatives (Assets)	18	-	-	-	(1)	-	-	-	17
Swaps	18	-	-	-	(1)	-	-	-	17
Non-trading financial assets mandatorily at fair value through profit or loss	1,050	-	(4)	-	(12)	-	-	3	1,037
Loans and advances to customers	150	-	(3)	-	(2)	-	-	1	146
Debt instruments	518	-	(1)	-	(14)	-	-	2	505
Equity instruments	382	-	-	-	4	-	-	-	386
Financial assets at fair value through other comprehensive income	1,259	34	(22)	-	-	(165)	-	-	1,106
TOTAL ASSETS	2,764	34	(32)	-	14	(165)	11	5	2,631

Financial liabilities held for trading	182	-	(3)	-	(13)	-	43	-	209
Trading derivatives	182	-	(3)	-	(13)	-	43	-	209
Swaps	100	-	-	-	(11)	-	24	-	113
Exchange rate options	9	-	-	-	7	-	-	1	17
Interest rate options	19	-	-	-	(1)	-	-	-	18
Index and securities options	41	-	(3)	-	(1)	-	24	-	61
Others	13	-	-	-	(7)	-	(5)	(1)	-
Hedging derivatives (Liabilities)	7	-	-	-	2	-	-	-	9
Swaps	7	-	-	-	2	-	-	-	9
Financial liabilities designated at fair value through profit or loss	7	-	-	-	-	-	-	1	8
TOTAL LIABILITIES	196	-	(3)	-	(11)	-	43	1	226

	01/01/18	Changes								03-31-18
	Fair value					Changes
	calculated using					in fair	Changes			Fair value
	internal models					value recognized	in fair			calculated using
						in profit or loss	value recognized	Level		internal models
Millions of reais (*)	(Level 3)	Purchases	Sales	Issues	Settlements	(unrealized)	in equity	reclassifications	Other	(Level 3)

Financial assets held for trading	1,737	-	(24)	-	108	-	44	62	1,927
Debt instruments and equity instruments	127	-	-	-	-	-	-	4	131
Trading derivatives	1,610	-	(24)	-	108	-	44	58	1,796
Swaps	751	-	-	-	(36)	-	-	22	737
Exchange rate options	20	-	-	-	160	-	-	8	188
Interest rate options	644	-	(12)	-	(20)	-	-	18	630
Index and securities options	20	-	(4)	-	-	-	44	1	61
Other	175	-	(8)	-	4	-	-	9	180
Hedging derivatives (Assets)	72	-	-	-	(4)	-	-	2	70
Swaps	72	-	-	-	(4)	-	-	2	70
Non-trading financial assets mandatorily at fair value through profit or loss	3,774	-	(16)	-	(48)	-	-	535	4,245
Loans and advances to customers	539	-	(12)	-	(8)	-	-	79	598
Debt instruments	1,862	-	(4)	-	(56)	_-	-	265	2,067
Equity instruments	1,373	-	-	-	16	-	-	191	1,580
Financial assets at fair value through other comprehensive income	5,011	136	(88)	-	-	(658)	-	131	4,532
TOTAL ASSETS	10,594	136	(128)	-	56	(658)	44	730	10,774

Financial liabilities held for trading	723	-	(12)	-	(52)	-	172	26	857
Trading derivatives	723	-	(12)	-	(52)	-	172	26	857
Swaps	397	-	-	-	(44)	-	96	14	463
Exchange rate options	36	-	-	-	28	-	-	6	70
Interest rate options	75	-	-	-	(4)	-	-	3	74
Index and securities options	163	-	(12)	-	(4)	-	96	7	250
Others	52	-	-	-	(28)	-	(20)	(4)	-
Hedging derivatives (Liabilities)	28	-	-	-	8	-	-	1	37
Swaps	28	-	-	-	8	-	-	1	37
Financial liabilities designated at fair value through profit or loss	28	-	-	-	-	-	-	5	33
TOTAL LIABILITIES	779	-	(12)	-	(44)	-	172	32	927

(*)See reconciliation of IAS 39 December 31, 2017 to IFRS 9 January 1, 2018 (Note 1.b).

b)    Sovereign risk with peripheral European countries

The detail at March 31, 2018 (IFRS 9) and December 31, 2017 (IAS 39), by type of financial instrument, of the Group credit institutions' sovereign risk exposure to Europe's peripheral countries and of the short positions exposed to them, taking into consideration the scope established by the European Banking Authority (EBA) in the analyses performed on the capital needs of European credit institutions (see Note 54 to the consolidated financial statements for 2017), is as follows:

Sovereign risk by country of issuer/borrower at March 31, 2018 (**)
	Millions of euros (*)
	Debt instruments							MtM Derivatives (***)
	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Short positions	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortized cost	Loans and advanced to customers (***)	Total net direct exposure	Other than CDSs	CDSs

Spain	5,262	(4,790)	35,199	-	7,337	15,767	58,775	356	-
Portugal	155	(162)	4,384	-	273	3,302	7,952	-	-
Italy	555	(394)	2,109	-	410	17	2,697	(5)	5

Sovereign risk by country of issuer/borrower at March 31, 2018 (**)
	Millions of reais (*)
	Debt instruments							MtM Derivatives (***)
	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Short positions	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortized cost	Loans and advanced to customers (***)	Total net direct exposure	Other than CDSs	CDSs

Spain	21,542	(19,609)	144,098	-	30,036	64,547	240,614	1,457	-
Portugal	635	(663)	17,947	-	1,118	13,518	32,555	-	-
Italy	2,272	(1,613)	8,634	-	1,678	70	11,041	(20)	20

(*)See reconciliation of IAS 39 December 31, 2017 to IFRS 9 January 1, 2018 (Note 1.b).

(**)Information prepared under EBA standards. Also, there are government debt instruments on insurance companies balance sheets amounting to EUR 12,508 million (51,205 million of reais) (of which EUR 10,683 million, EUR 1,360 million, EUR 463 million and EUR 2 million  (43,734 million of reais,  5,568 millions of reais, 1,895 million of reais and 8 million of reais) relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives – contingent liabilities and commitments– amounting to EUR 3,382 million (13,846 million of reais) (of which EUR 2,878 million, EUR 82 million and EUR 422 million (11,782 million of reais,  336 millions of reais and 1,728 million of reais) to Spain, Portugal and Italy, respectively).

(***)Presented without taking into account the valuation adjustments recognized (EUR 62 million) (254 million of reais).

(****)"Other than CDSs" refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

(*****)Direct exposures in the balance sheet include EUR 11,779 million (48,221 million of reais), mainly concentrated in debt instruments in Grupo Banco Popular.

Sovereign risk by country of issuer/borrower at December 31, 2017 (*)
	Millions of euros
	Debt instruments							MtM Derivatives (***)
	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Short positions	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortized cost	Loans and advanced to customers (**)	Total net direct exposure (****)	Other than CDSs	CDSs

Spain	6.940	(2.012)	37.748	1.585	1.906	16.470	62.637	(21)	-
Portugal	208	(155)	5.220	232	3	3.309	8.817	-	-
Italy	1.962	(483)	4.613	-	-	16	6.108	(5)	5

Sovereign risk by country of issuer/borrower at December 31, 2017 (*)
	Millions of reais
	Debt instruments							MtM Derivatives (***)
	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Short positions	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortized cost	Loans and advanced to customers (**)	Total net direct exposure (****)	Other than CDSs	CDSs

Spain	27.572	(7.993)	149.969	6.297	7.572	65.434	248.851	(83)	-
Portugal	826	(616)	20.739	922	12	13.146	35.029	-	-
Italy	7.795	(1.919)	18.327	-	-	64	24.267	(20)	20

(*)Information prepared under EBA standards. Also, there are government debt instruments on insurance companies balance sheets amounting to EUR 11,673 million (46,376 million of reais) (of which EUR 10,079 million, EUR 1,163 million and EUR 431 million (40,043 million of reais, 4,620 millions of reais and 1,172 million of reais) relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 3,596 million (14,287 million of reais) (EUR 3,010 million, EUR 146 million and EUR 440 million (11,958 million of reais, 580 millions of reais and 1,748 million of reais) to Spain, Portugal and Italy, respectively).

(**)Presented without taking into account the valuation adjustments recognized (EUR 31 million) (123 million of reais).

(***)"Other than CDSs" refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

(****)The direct exposures in the Balance sheet include EUR 19,601 million (77,873 million of reais), mainly concentrated in debt instruments in the Grupo Banco Popular.

The detail of the Group's other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in the aforementioned countries at March 31, 2018 and December 31, 2017 is as follows:

Exposure to other counterparties by country of issuer/borrower at March 31, 2018 (****)
	Millions of euros (*)
			Debt instruments						Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Financial assets designated at FVTPL	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortized cost	Loans and advanced to customers (**)	Total net direct exposure (****)	Other than CDSs	CDSs
Spain	35,312	10,848	493	2,486	360	4,785	209,946	264,230	3,198	11
Portugal	742	-	184	115	-	4,083	34,972	40,096	1,323	-
Italy	18	5,632	409	862	-	-	9,798	16,719	202	-
Greece	-	-	-	-	-	-	58	58	30	-
Ireland	-	-	45	537	841	33	2,376	3,832	117	-

Exposure to other counterparties by country of issuer/borrower at March 31, 2018 (****)
	Millions of reais (*)
			Debt instruments						Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Financial assets designated at FVTPL	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortized cost	Loans and advanced to customers (**)	Total net direct exposure (****)	Other than CDSs	CDSs
Spain	144,560	44,410	2,018	10,177	1,474	19,589	859,477	1,081,705	13,092	45
Portugal	3,038	-	753	471	-	16,715	143,168	164,145	5,416	-
Italy	74	23,056	1,674	3,529	-	-	40,111	68,444	827	-
Greece	-	-	-	-	-	-	237	237	123	-
Ireland	-	-	184	2,198	3,443	135	9,727	15,687	479	-

(*)See reconciliation of IAS 39 December 31, 2017 to IFRS 9 January 1, 2018 (Note 1.b).

(**)Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 79,512 million, EUR 9,461 million, EUR 4,666 million, EUR 201 million and EUR 762 million (325,506 million of reais,  38,731 millions of reais,  19,102 millions of reais,  823 millions of reais and 3,119 million of reais) – of which EUR 10,582 million (43,321 million of reais) come from Grupo Banco Popular- to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

(***)Presented without taking into account valuation adjustments or impairment corrections (10,951 million euros (44,831 million reais) of which approximately 3,607 million euros (14,766 million reais) come from the Banco Popular Group exposure).

(****)“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

(*****)Direct exposures in the Balance sheet include 76,013 million euros (311,182 million reais), mainly concentrated in loans to customers in Grupo Banco Popular.

Exposure to other counterparties by country of issuer/borrower at December 31, 2017 (*)
	Millions of euros
			Debt instruments
									Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Financial assets designated at FVTPL	Financial assets available- for-sale	Loans and receivables	Held to maturity investments	Loans and advances to customers (**)	Total net direct exposure (****)	Other than CDSs	CDSs
Spain	36,091	6,932	623	4,784	2,880	-	210,976	262,286	2,299	2
Portugal	761	178	160	764	4,007	106	35,650	41,626	1,416	-
Italy	17	2,416	438	1,010	-	-	10,015	13,896	211	5
Greece	-	-	-	-	-	-	56	56	30	-
Ireland	-	-	20	476	584	-	1,981	3,061	79	-

Exposure to other counterparties by country of issuer/borrower at December 31, 2017 (*)
	Millions of reais
			Debt instruments
									Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Financial assets designated at FVTPL	Financial assets available- for-sale	Loans and receivables	Held to maturity investments	Loans and advances to customers (**)	Total net direct exposure (****)	Other than CDSs	CDSs
Spain	143,386	27,540	2,475	19,006	11,442	-	838,187	1,042,036	9,134	8
Portugal	3,023	707	636	3,035	15,919	421	141,634	163,375	5,626	-
Italy	68	9,599	1,740	4,013	-	-	39,789	55,209	838	20
Greece	-	-	-	-	-	-	222	222	119	-
Ireland	-	-	79	1,891	2,320	-	7,870	12,160	314	-

(*)Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 81,072 million, EUR 8,936 million, EUR 4,310 million, EUR 200 million and EUR 714 million (322,091,  35,502,  17,123, 795 and 2,837 million of reais) to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively of which Grupo Banco Popular EUR 15,460 million (61,421 million of reais) with counterparts in Spain, Portugal, Italy, Greece and Ireland, respectively.

(**)They are presented without taking into account valuation adjustments or impairment corrections for impairment of EUR 10,653 million (42,323 million of reais) of which approximately EUR 3,986 million (15,836 million of reais) come from the Banco Popular Group exposure.

(***)Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

(***)The direct exposures in the Balance sheet include EUR 83,625 million (332,234 million of reais), mainly concentrated in loans to customers in the Banco Popular Group.

Following is certain information on the notional amounts of the CDSs detailed in the foregoing tables at March 31, 2018 and December 31, 2017:

03-31-18
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	-	-	-	-	-
	Other	399	443	(44)	(4)	15	11
Portugal	Sovereign	24	127	(103	(1)	1	-
	Other	1	1	-	-	-	-
Italy	Sovereign	65	551	(486)	-	5	5
	Other	377	244	133	(7)	7	-

03-31-18
Millions of reais
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	-	-	-	-	-	-
	Other	1,633	1,813	(180)	(16)	61	45
Portugal	Sovereign	98	520	(422)	(4)	4	-
	Other	4	4	-	-	-	-
Italy	Sovereign	266	2,256	(1,990)	-	20	20
	Other	1,543	999	544	(29)	29	-

12-31-17
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	-	-	-	-	-	-
	Other	324	499	(175)	(3)	5	2
Portugal	Sovereign	25	128	(103)	(1)	1	-
	Other	1	1	-	-	-	-
Italy	Sovereign	25	450	(425)	-	5	5
	Other	225	201	24	(3)	8	5

12-31-17
Millions of reais
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	-	-	-	-	-	-
	Other	1,287	1,982	(695)	(12)	20	8
Portugal	Sovereign	99	508	(409)	(4)	4	-
	Other	4	4	-	-	-	-
Italy	Sovereign	99	1,787	(1,688)	-	20	20
	Other	894	799	95	(12)	32	20

17.         Explanation added for translation to English

These interim condensed consolidated financial statements are presented on the basis of the regulatory financial reporting framework applicable to the Group in Spain (see note 1.b).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: May 9, 2018	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer